Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ACORN HOLDINGS B.V.,

MAPLE HOLDINGS ACQUISITION CORP.,

KEURIG GREEN MOUNTAIN, INC.

and

JAB HOLDINGS B.V.

(solely for purposes of Section 9.14 and the other provisions of Article IX)

Dated as of December 6, 2015

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 6, 2015, by and among Acorn Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (“Parent”), Maple Holdings Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”), Keurig Green Mountain, Inc., a Delaware corporation (the “Company”), and, solely for purposes of Section 9.14 and the other provisions of Article IX, JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (the “Guarantor”).

W I T N E S S E T H:

WHEREAS, subject to the terms and conditions of this Agreement, Acquisition Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Merger are advisable and in the best interests of the Company and its stockholders (the “Company Stockholders”), (ii) approved the execution, delivery and performance of this Agreement by the Company and (iii) subject to the terms and conditions of this Agreement, resolved to recommend adoption of this Agreement by the Company Stockholders;

WHEREAS, the Boards of Directors of Parent and Acquisition Sub have approved this Agreement and declared it advisable for Parent and Acquisition Sub, respectively, to enter into this Agreement;

WHEREAS, Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.01.         Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent, Acquisition Sub or their respective Affiliates) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any direct or indirect purchase or other acquisition (including by merger, consolidation, business combination, share exchange or other similar transaction) by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), of issued and outstanding Company Capital Stock representing more than twenty percent (20%) of the Company Shares outstanding, including pursuant to a tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act); (ii) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition); or (iii) any combination of the foregoing.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of September 26, 2015 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended September 26, 2015.

“Company Balance Sheet Date” shall mean September 26, 2015.

“Company Capital Stock” shall mean the Company Shares and the Company Preferred Stock, if any.

“Company Deferred Cash Award” shall mean any award of restricted cash subject to specified vesting criteria that is outstanding under any of the Company Stock Plans.

“Company Intellectual Property Rights” means Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, effect, event, occurrence or development (each an “Effect”) that, individually or in the aggregate together with all other Effects, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, that no Effect resulting from or arising out of the following shall constitute, or be taken into account in determining whether there has been or would reasonably excepted to be, a Company Material Adverse Effect: (i) any Effect resulting from changes in the economy, political conditions or financial, credit or securities markets generally in the United States or elsewhere in the world (including changes in interest rates) or that are the result of armed hostilities, acts of war or terrorism; (ii) any Effect resulting from factors generally affecting the industries in which the Company and its Subsidiaries operate, including changes in raw material costs; (iii) any Effect resulting from changes or developments in GAAP, the rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in interpretations of the foregoing; (iv) any Effect resulting from (A) any failure by the Company or any of its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other performance metrics, (B) any change in the market value or trading volume of Company Shares or for any period ending on or after the date of this Agreement, or (C) any change in any analysts’ recommendations with respect to, the Company or any of its Subsidiaries; (v) any Effect resulting from the entry into this Agreement or the public announcement or pendency of the transactions contemplated by this Agreement (including, for the avoidance of doubt, (A) any loss of revenue or earnings, (B) the threatened or actual impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, landlords, business partners or regulators, in each case solely to the extent resulting from such entry, public announcement or pendency or (C) by reason of the identity of, or any facts and circumstances relating to Parent, Acquisition Sub or any of their respective Affiliates); (vi) any Effect relating to fluctuations in the value of any currency; (vii) any Effect resulting from any weather-related events, earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (viii) any Effect resulting from any Legal Proceedings made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) arising out of any allegations of a breach of fiduciary duty or other applicable Law by the Company or the Company Board relating to this Agreement or the transactions contemplated hereby; and (ix) any Effect resulting from any written communication by Parent, Acquisition Sub or their Affiliates regarding the conduct of the business of the Company and its Subsidiaries following the Effective Time; provided, further, that the exceptions in clause “(iv)” shall not prevent or otherwise affect any change, effect, event, occurrence or development underlying such failure from being taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur; provided, further, that, solely with respect to clauses “(i)”, “(ii)”, “(iii)” and “(vii)”, any Effect that has a materially disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the Company’s geographic markets in the segment of the industry in which the Company and its Subsidiaries operate shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur or (b) the ability of the Company to consummate the transactions contemplated by this Agreement.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Stock Plans.

“Company Preferred Stock” shall mean the Preferred Stock, par value $0.10 per share, of the Company.

“Company PSU Award” shall mean any award of restricted stock units subject to specified performance-based vesting criteria that is outstanding under any of the Company Stock Plans.

“Company Restricted Stock Units” shall mean any award of restricted stock units subject to specified vesting criteria (other than performance-based vesting criteria) that is outstanding under any of the Company Stock Plans.

“Company Share” shall mean a share of common stock, par value $0.10 per share, of the Company.

“Company Stock Plans” shall mean (i) the 1999 Stock Option Plan, (ii) the 2000 Stock Option Plan, (iii) the 2006 Incentive Plan, (iv) the 2002 Deferred Compensation Plan, (v) the 2014 Omnibus Incentive Plan, (vi) the 2005 Stock Option Plan and (vii) any other compensatory equity plans or Contracts of the Company, including the inducement grant of stock options awarded to Linda Longo-Kazanova.

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) the Company’s auditors have not withdrawn any audit opinion with respect to, or the Company or its auditors have not indicated to an executive officer of the Company an intent to, or that they are actively considering the need to or have determined to, undertake a restatement of, any financial statements contained in the Required Information or (c) forty-five (45) days has not lapsed since the date of any financial statements for a completed fiscal quarter contained in the Required Information and ninety (90) days has not lapsed since the date of the financial statements for a completed fiscal year contained in the Required Information.

“Continuing Employees” shall mean all employees of the Company or any of its Subsidiaries, as of the Closing, who continue their employment with the Company or any of its Subsidiaries.

“Contract” shall mean any legally binding agreement, contract, subcontract, note, bond, mortgage, indenture, lease, sublease, license, sublicense, understanding, arrangement, instrument or other legally binding agreement.

“Credit Agreement” means that certain Credit Agreement, dated June 29, 2015, by and among the Company, Keurig Trading Sàrl, Bank of America, N.A., as administrative agent, and the other parties thereto, as amended.

“Delaware Law” shall mean the DGCL and any other applicable law (including common law) of the State of Delaware.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“DOL” shall mean the United States Department of Labor or any successor thereto.

“Environmental Law” shall mean all applicable Laws relating to (i) pollution, (ii) the protection of the environment (including ambient air, indoor air, surface water, groundwater, soil, substrata or land) or natural resources, (iii) exposure of any individual to Hazardous Substances or (iv) otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, clean-up, removal or other remediation or analysis thereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Financing Sources” shall mean the parties to the Debt Commitment Letter (other than Parent) and their respective Affiliates and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, directors, officers, employees, agents and representatives and their respective successors and assigns including the parties to any joinder agreements or credit agreements relating thereto.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.

“Hazardous Substance” shall mean any substance, material or waste that is defined or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic,” “carcinogenic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls, mold, urea formaldehyde, radon gas, radioactive materials, and asbestos.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Intellectual Property Rights” shall mean all foreign, multinational and domestic (i) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (ii) patents, inventions and discoveries; (iii) confidential and proprietary information, trade secrets and know-how, (including processes, technology, research, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); (iv) copyrights and works of authorship in any media (including Software and all documentation related thereto, Internet site content, advertising and marketing materials and art work); (v) all other intellectual property or proprietary rights (including databases and compilations, including any and all data and collections of data, whether machine readable or otherwise); and (vi) all disclosures, applications and registrations, extensions, substitutions, modifications, renewals, divisionals, continuations, continuations-in-part, reissues, re-examinations, restorations and reversions related to any of the foregoing.

“Intervening Event” shall mean an event, development or change in circumstances material to the Company and its Subsidiaries taken as a whole becoming known to the Company Board after the date of this Agreement that relates to the Company (but does not relate to any Acquisition Proposal), which event, development or change in circumstance, or any consequences thereof, becomes known to Company Board prior to the adoption of this Agreement by the Requisite Stockholder Approval; provided, however, that in no event shall any change in, or event or condition generally affecting, the industry in which the Company operates that has not had or would not reasonably be expected to have a disproportionate effect on the Company constitute an Intervening Event.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge (assuming the Company’s disclosure controls and procedures and system of control over financial reporting have been complied with) of the Persons listed on Section 1.1(a) of the Company Disclosure Letter.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any action, lawsuit, litigation, arbitration, proceeding (including civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry,

audit, examination, investigation commenced, brought or conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liabilities” shall mean any debt, duty, liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and regardless of whether such debt, duty, liability, obligation or commitment is immediately due and payable).

“Lien” shall mean any lien, pledge, easement, lease, license, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout which (a) Parent shall have the Required Information, and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with clause “(a)” above unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity, to the extent reasonably practicable, which Required Information the Parent believes in good faith that the Company has not delivered or is not Compliant) and (b) all conditions set forth in Section 7.01 and Section 7.02 (other than (i) the conditions set forth in Section 7.01(a) which need to be satisfied no later than three (3) Business Days prior to the end of the Marketing Period and (ii) those conditions that by their terms are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing, as the case may be, were to be scheduled for any time during such twenty (20) consecutive Business Day period. Notwithstanding the foregoing, the “Marketing Period” shall (x) not commence and shall be deemed not to have commenced (A) prior to the date hereof, (B) prior to the mailing of the Proxy Statement, (C) prior to January 5, 2016 or (D) if, on or prior to the completion of such twenty (20) Business Day period, the Required Information would not be Compliant at any time during such twenty (20) consecutive Business Day period, in which case a new twenty (20) consecutive Business Day period shall commence upon Parent and its Financing Sources receiving updated Required Information that would be Compliant, and the requirements in clauses “(a)” and “(b)”  above would be satisfied on the first day, throughout and on the last day of such new twenty (20) consecutive Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred) and (y) first commence no later than five (5) Business Days following receipt by Parent of the Company’s consolidated financial statements for the first fiscal quarter of the Company’s 2016 fiscal year.

“NASDAQ” shall mean the NASDAQ Global Select Market.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP; (iii) Liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) statutory, common law or contractual liens of landlords; (viii) Liens that affect the underlying fee interest of the Leased Real Property; and (ix) Liens described in Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Information” means, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any Company privacy policy or other public-facing statement, all information that identifies, allows identification of or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number), date of birth, Internet Protocol addresses, unique device identifiers or other persistent identifiers, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), together with other information to the extent collected and associated by the Company with such individual, as so associated.  Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person.  Personal Information includes the foregoing information in any form, including paper, electronic and other forms.

“Privacy Laws” shall mean all Laws governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disclosure or transfer of Personal Information.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Significant Subsidiary” means a significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act).

“Software” shall mean any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

“Solvent” shall mean, when used with respect to a Person, that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing “debts”, contingent or otherwise, as they become absolute and mature, taking into account the timing and amounts of cash to be received and to become payable; (b) the assets of such Person as a “fair valuation” exceeds its “debts” (including contingent liabilities); (c) to the extent that such Person is the Surviving Corporation, the excess of the “fair value” of the assets of such Person over its “liabilities” (including contingent and other liabilities) exceeds such Person’s capital, (d) such Person will not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage, and (e) such Person will be able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature, taking into account the timing and amounts of cash to be received and to become payable. For purposes of this definition, (x) the quoted terms shall be defined as generally determined in accordance with applicable Laws governing determination of the insolvency of debtors and (y) “not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage” and “able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations (including contingent and other liabilities) as they become due in the ordinary course.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member, and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board shall have determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel) would be more favorable from a financial point of view to the Company Stockholders (in their capacity as such) than the Merger, taking into account the relevant legal, financial and regulatory aspects of such Acquisition Proposal, the financing terms thereof and the identity of, and ability of, the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals) and any changes to the terms of this Agreement that as of that time had been agreed to be made in writing by Parent; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than twenty percent (20%)” in the definition of “Acquisition Transaction” shall be deemed to be references to “more than eighty percent (80%)”.

“Tax” shall mean (i) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, imposed by any Tax authority together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for amounts described in clause (i) payable by reason of transferee liability, operation of law or Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof and any analogous or similar provision under Law).

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“Triggering Event” shall mean the occurrence of (a) prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) a Company Board Recommendation Change; (b) prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) the Company failing to include in the Proxy Statement the Company Board Recommendation; (c) the Company Board failing to reaffirm publicly the Company Board Recommendation within five (5) Business Days after a request by Parent pursuant the last sentence of Section 5.02(d); or (d) a tender or exchange offer that constitutes a Competing

Acquisition Transaction having been commenced and the Company not having publicly announced, within ten (10) Business Days after the commencement of such tender or exchange offer, that the Company Board recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Merger; or (e) the Company or any Representative of the Company having breached any of the provisions set forth in Section 5.02, which breach has a consequence that is materially adverse to Parent.

Section 1.02.         Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acceptable Confidentiality Agreement	Section 5.02(b)
Acquisition Sub	Preamble
Agreement	Preamble
Antitrust Clearance	Section 6.02(e)
Assets	Section 3.14
Available Financing	Section 6.10(b)
BofA Merrill Lynch	Section 3.24
Cancelled Company Shares	Section 2.07(a)(ii)
Capitalization Date	Section 3.06(a)
Certificate of Merger	Section 2.02
Certificates	Section 2.08(c)
Closing	Section 2.03
Closing Date	Section 2.03
Collective Bargaining Agreement	Section 3.18(a)
Company	Preamble
Company Benefit Plans	Section 3.17(a)
Company Board	Recitals
Company Board Recommendation	Section 3.02
Company Board Recommendation Change	Section 5.02(d)
Company Board Recommendation Notice	Section 5.02(g)
Company Disclosure Letter	Article III
Company ESPP	Section 2.07(h)
Company Foreign Benefit Plan	Section 3.17(i)
Company Product	Section 3.20(b)
Company PSU Consideration	Section 2.07(f)
Company Related Parties	Section 8.03(c)
Company SEC Reports	Section 3.08
Company Securities	Section 3.06(c)
Company Shares	Section 1.01
Company Stockholders	Recitals
Company Stockholder Meeting	Section 3.02
Competing Acquisition Transaction	Section 8.03(b)(ii)
Confidentiality Agreement	Section 9.04
Consent	Section 3.05

Term	Section Reference
Continuing Employees	Section 6.09(a)
Credit Suisse	Section 3.25
Debt Commitment Letter	Section 4.10(a)
Debt Financing	Section 4.10(a)
Deferred Cash Award Consideration	Section 2.07(g)
Dissenting Company Shares	Section 2.07(c)(i)
Effective Time	Section 2.02
Enforceability Limitations	Section 3.02
ESPP Termination Date	Section 2.07(h)
Exchange Fund	Section 2.08(b)
Expenses	Section 8.03(a)
FDA	Section 3.20(c)
Fee Letter	Section 4.10
Food Products	Section 3.20(c)
Fraud and Bribery Laws	Section 3.20(f)
Grower’s Lien Laws	Section 3.20(c)
Guaranteed Obligations	Section 9.14
Guaranty	Section 9.14
Guarantor	Preamble
Indemnified Liabilities	Section 6.08(a)
Indemnified Parties	Section 6.08(a)
IT Systems	Section 3.15(g)
Leased Real Property	Section 3.13
Material Contract	Section 3.12(a)
Merger	Recitals
Merger Consideration	Section 2.07(a)(i)
New Plans	Section 6.09(b)
Notice Period	Section 5.02(h)
Old Plans	Section 6.09(b)
Option Consideration	Section 2.07(d)
Owned Real Property	Section 3.13
Parent	Preamble
Payment Agent	Section 2.08(a)
Permits	Section 3.19
Proxy Statement	Section 3.28
Redacted Fee Letter	Section 4.10
Representatives	Section 5.02(a)
Required Information	Section 6.10(b)(ii)
Requisite Stockholder Approval	Section 3.02
Restricted Stock Unit Consideration	Section 2.07(e)
Subsidiary Securities	Section 3.07(c)
Surviving Corporation	Section 2.01
Tail Period	Section 8.03(b)(ii)
Tail Policy	Section 6.08
Tax Returns	Section 3.16

Term	Section Reference
Termination Date	Section 8.01(a)(ii)
Termination Fee	Section 8.03(b)(i)
Uncertificated Shares	Section 2.08(c)
USDA	Section 3.20(c)

Section 1.03.         Certain Interpretations.

(a)           Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)           Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)           The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)           Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e)           Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)            References to “$” and “dollars” are to the currency of the United States of America.

(g)           Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(h)           When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(i)            The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.01.         The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, the separate corporate existence of Acquisition Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger.  The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 2.02.         The Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, concurrently with the Closing, Parent, Acquisition Sub and the Company shall cause the Merger to be consummated under the DGCL, including the filing by the Company of a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Acquisition Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

Section 2.03.         The Closing.  The consummation of the Merger (the “Closing”) will take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 10:00 a.m. (Eastern time) on a date to be specified by the parties, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or at such other location, date and time as Parent, Acquisition Sub and the Company shall mutually agree upon in writing; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), the Closing shall occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (ii) the third (3rd) Business Day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) at such time or (b) such other date, time, or place as agreed to in writing by the parties hereto.  The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 2.04.         Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.05.         Certificate of Incorporation and Bylaws.

(a)           Certificate of Incorporation.  At the Effective Time, subject to the provisions of Section 6.08, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation (subject to the provisions of Section 6.08); provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Keurig Green Mountain, Inc.”

(b)           Bylaws.  At the Effective Time, subject to the provisions of Section 6.08, the bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to the provisions of Section 6.08).

Section 2.06.         Directors and Officers.

(a)           Directors.  At the Effective Time, the directors of Acquisition Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b)           Officers.  At the Effective Time, the officers of the Company immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

Section 2.07.         Effect on Capital Stock.

(a)           Capital Stock.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)            Company Shares.  Each Company Share that is issued and outstanding immediately prior to the Effective Time (other than (A) Cancelled Company Shares, and (B) any Dissenting Company Shares) shall be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $92.00 (the “Merger Consideration”), without interest thereon, upon the surrender of the certificate representing any such Company Shares and any such Company Shares in non-certificated book-entry form shall thereafter be cancelled, cease to be outstanding, cease to exist and cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest thereon, in each case subject to Section 2.07(b) and Section 2.08(e).

(ii)           Excluded Company Shares.  Each Company Share owned by Parent, any Subsidiary of Parent, Acquisition Sub or the Company, in each case immediately prior to the Effective Time (“Cancelled Company Shares”), shall be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii)          Capital Stock of Acquisition Sub.  Each share of common stock, par value $0.01 per share, of Acquisition Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.  Each certificate evidencing ownership of such shares of common stock of Acquisition Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b)           Adjustment to the Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, recapitalization, combination, exchange of shares or other like change with respect to Company Shares occurring or with a record date during the period between the date of this Agreement and the Effective Time.

(c)           Statutory Rights of Appraisal.

(i)            Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who shall have not voted in favor of the Merger and who shall have properly and validly perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.07(a), but shall become the right to receive the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and at the Effective Time, such Dissenting Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL); provided, however, that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Shares in the manner provided in Section 2.08.

(ii)           The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares. Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 2.08 to pay for Company Shares for which appraisal rights have been perfected and for which the right to receive the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL has been awarded shall be returned to Parent upon demand.

(d)           Company Options.  Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Acquisition Sub or any holder of a Company Option, (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full immediately prior to the Effective Time, (ii) each Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time, and (iii) each holder of each such Company Option shall cease to have any rights with respect thereto, except the right to be paid at or promptly after the Effective Time, subject to Section 2.08(e), an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, by (y) the Merger Consideration less the per share exercise price of such Company Option (the “Option Consideration”) (it being understood and agreed that such exercise price shall not actually be paid to the Company by the holder of a Company Option).  For the avoidance of doubt, if the exercise price payable upon exercise of a Company Option equals or exceeds the Merger Consideration, such Company Option shall be cancelled for no consideration.

(e)           Company Restricted Stock Units.  Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Acquisition Sub or any holder of a Company Restricted Stock Unit, each Company Restricted Stock Unit that remains outstanding immediately prior to the Effective Time (i) shall become fully vested immediately prior to the Effective Time and (ii) shall be cancelled and terminated as of the Effective Time and each holder of a Company Restricted Stock Unit shall be paid at or promptly after the Effective Time, subject to Section 2.08(e), an amount in cash (without interest) equal to the number of Company Shares subject to such cancelled Company Restricted Stock Unit multiplied by the Merger Consideration (the “Restricted Stock Unit Consideration”); provided, that, with respect to any Company Restricted Stock Unit that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at or promptly after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted that will not trigger a Tax or penalty under Section 409A of the Code.

(f)            Company PSU Award. Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Acquisition Sub or any holder of a Company PSU Award, each Company PSU Award that remains outstanding immediately prior to the Effective Time (i) shall become fully vested immediately prior to the

Effective Time and (ii) shall be cancelled and terminated as of the Effective Time and each holder of a Company PSU Award shall be paid at or promptly after the Effective Time, subject to Section 2.08(e), an amount in cash (without interest) equal to the number of Company Shares subject to such cancelled Company PSU Award multiplied by the Merger Consideration (the “Company PSU Consideration”). The total number of Company Shares subject to a Company PSU Award shall be determined (A) for Company PSU Awards with a performance period ending prior to the Closing Date by its terms, based on actual performance through the end of such performance period and (B) for Company PSU Awards with a performance period not ending prior to the Closing Date by its terms, at 100% of target levels.

(g)           Company Deferred Cash Award.  Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Acquisition Sub or any holder of a Company Deferred Cash Award, each Company Deferred Cash Award that remains outstanding immediately prior to the Effective Time (i) shall become fully vested immediately prior to the Effective Time and (ii) shall be cancelled and terminated as of the Effective Time and each holder of a Company Deferred Cash Award shall be paid at or promptly after the Effective Time, subject to Section 2.08(e), an amount in cash without interest equal to the amount of such Company Deferred Cash Award subject to such cancelled Company Deferred Cash Award (the “Deferred Cash Award Consideration”); provided, that, with respect to any Company Deferred Cash Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at or promptly after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted that will not trigger a Tax or penalty under Section 409A of the Code.

(h)           Company ESPP. The Company shall, prior to the Effective Time, take all actions necessary to terminate the Company’s 2014 Amended and Restated Employee Stock Purchase Plan (the “Company ESPP”) and all outstanding rights thereunder as of immediately prior to the Effective Time; provided, that from and after the date hereof, the Company shall take all actions necessary to (i) ensure that no new “Payment Period” (as such term is defined in the Company ESPP) commences after the date hereof, (ii) ensure that no new participants be permitted to participate in the Company ESPP and that the existing participants thereunder may not increase their elections with respect to the Payment Period in effect on the date hereof (the “Final Payment Period”) and (iii) provide notice to participants describing the treatment of the Company ESPP pursuant to this Section 2.07(h). If the Effective Time occurs during the Final Payment Period, the Final Payment Period shall  terminate no later than the day immediately prior to the Closing Date (the “ESPP Termination Date”), and the Company shall cause the exercise date applicable to the Final Payment Period to accelerate and occur on the ESPP Termination Date with respect to any then-outstanding options.

(i)            Deferred Compensation Plan.  Upon the terms and subject to the conditions set forth in this Agreement and without any action on the part of Parent, Acquisition Sub, the Company or any participant in the Company’s Amended and Restated 2002 Deferred Compensation Plan (the “Deferred Compensation Plan”), any participant accounts (or portions thereof) which are notionally invested in Company Shares immediately prior to the Effective Time shall be notionally reinvested in one or more other “Earnings Measures” (as defined in the

Deferred Compensation Plan) as determined by the administrator of the Deferred Compensation Plan  at the Effective Time.

(j)            The Company shall take all actions necessary to effect the transactions contemplated by Section 2.07(d), Section 2.07(e) and Section 2.07(f) under all Company Option Company Restricted Stock Unit and Company PSU Award agreements and any other plan or arrangement of the Company, including delivering all required notices, obtaining any consents, making any amendments and passing resolutions of the Company Board or a committee thereof.  At the Effective Time, Parent shall deposit with the Surviving Corporation cash in the amount necessary to make the payments required under Section 2.07(d), Section 2.07(e), Section 2.07(f) and Section 2.07(g).  Parent shall cause the Surviving Corporation to pay as promptly as practicable after the Effective Time, (i) to each of the holders of Company Options, the applicable Option Consideration, (ii) to each of the holders of Company Restricted Stock Units, the applicable Restricted Stock Unit Consideration, (iii) to each of the holders of Company PSU Awards, the applicable Company PSU Consideration and (iv) to each of the holders of Company Deferred Cash Awards, the applicable Deferred Cash Award Consideration, in each case, as promptly as practicable (and in no event later than the next regular payroll date) thereafter; provided, that, with respect to any Company Restricted Stock Unit or any Company Deferred Cash Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at or promptly after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Restricted Stock Unit or Company Deferred Cash Award that will not trigger a Tax or penalty under Section 409A of the Code.

Section 2.08.         Exchange of Certificates.

(a)           Payment Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b)           Exchange Fund.  At or prior to the Effective Time, Parent, on behalf of Acquisition Sub, shall deposit (or cause to be deposited) with the Payment Agent in trust for the benefit of the holders of Company Shares, for payment to the holders of Company Shares pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which holders of Company Shares become entitled under this Article II.  For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no Company Stockholder shall perfect any right to appraisal of such Company Stockholder’s Company Shares.  Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”).  Any interest and other income resulting from such investments shall be paid to Parent.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund is otherwise insufficient for the Payment Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Payment Agent to make such payments contemplated by this Article II.

(c)           Payment Procedures.  Promptly following the Effective Time (but in no event later than the third Business Day following the Effective Time), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.07 (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent) and/or (B) instructions for use in effecting the surrender of the Certificates and uncertificated Company Shares (the “Uncertificated Shares”), in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.  Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such Certificates that were converted into the right to receive the Merger Consideration pursuant to Section 2.07, by (y) the Merger Consideration (less any applicable withholding taxes payable in respect thereof), and such Certificates so surrendered shall forthwith be cancelled.  No holder of Uncertificated Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this ARTICLE II. In lieu thereof, each registered holder of one or more Uncertificated Shares shall automatically upon the Effective Time be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.07 by (y) the Merger Consideration (less any applicable withholding taxes payable in respect thereof), and the Uncertificated Shares shall forthwith be cancelled.  The Payment Agent shall accept such Certificates and Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable pursuant to this Section 2.08.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(d)           Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(e)           Required Withholding.  Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of Company Shares, Company Options, Company Restricted Stock Units, Company PSU Awards and Company Deferred Cash Awards such amounts as are required to be deducted or withheld therefrom under applicable Tax Laws.  To the extent that such amounts are so deducted, withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)            No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)           Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or received Merger Consideration with respect to Uncertificated Shares for exchange pursuant to the provisions of this Section 2.08 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.  If any Certificate shall not have been surrendered immediately prior to such date on which the Merger Consideration would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.09.         No Further Ownership Rights in Company Shares.  From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with the provisions of Section 2.08.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

Section 2.10.         Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent or the Payment Agent in their respective reasonable and customary discretion, the posting, by such holder of a bond in such reasonable amount as the Payment Agent may direct as indemnity against any claim that may be made against Parent with respect to such Certificate, the Merger Consideration payable in respect thereof pursuant to Section 2.07.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in any Company SEC Reports that were filed with or furnished to the SEC by the Company between January 1, 2014 and the date hereof and are publicly available (other than disclosures in any “Risk Factors” section or “forward looking statements” disclaimer that are cautionary, forward-looking or predictive in nature set forth therein), the Company hereby represents and warrants to Parent and Acquisition Sub as follows:

Section 3.01.         Organization; Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under Delaware Law.  The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power and authority would not have a Company Material Adverse Effect.  The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.  The Company is not in violation of its certificate of incorporation or bylaws.

Section 3.02.         Corporate Power; Enforceability.  The Company has the requisite corporate power and authority to execute and deliver this Agreement, and, subject to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby.  At a meeting duly called and held prior to the execution of this Agreement at which all directors of the Company were present, the Company Board unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Merger are advisable and in the best interests of the Company and the Company Stockholders, (ii) approved the execution, delivery and performance of this Agreement and (iii) subject to Section 5.02 hereof, resolved to recommend adoption of this Agreement by the Company Stockholders (the “Company Board Recommendation”) and directed that such matter be submitted for consideration at a meeting of the Company Stockholders (the “Company Stockholder Meeting”). The execution and delivery by the Company of this Agreement, and, subject to obtaining the Requisite Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than in the case of the consummation of the Merger, obtaining the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (b) is subject to general principles of equity (the “Enforceability Limitations”).

Section 3.03.         Requisite Stockholder Approval.  The affirmative vote in favor of the adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote thereon (the “Requisite Stockholder Approval”) is the only vote of holders of securities of the Company which is required to approve this Agreement and the Merger.

Section 3.04.         Non-Contravention.  The Company has delivered to Parent correct and complete copies of its certificate of incorporation and bylaws as amended as of the date of this Agreement.  Assuming the accuracy of the representations and warranties contained in Section 4.07, the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (a) subject in the case of the Company to obtaining the Requisite Stockholder Approval, violate or conflict with any provision of the certificate of incorporation or bylaws or similar organizational documents of the Company or any of its Significant Subsidiaries, (b) subject to obtaining the Consents set forth in Section 3.04 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract, (c) assuming the Consents referred to in Section 3.05 are obtained or made, any waiting periods under applicable Antitrust Laws have terminated or expired, and the Requisite Stockholder Approval is obtained, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except, with respect to clauses “(b)” through “(d)” above, for such violations, conflicts, defaults, breaches, terminations, amendments, accelerations or Liens that would not have a Company Material Adverse Effect.

Section 3.05.         Required Governmental Approvals.  No consent, approval, Order or authorization of, filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except (a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any international, federal or state securities Laws or “blue sky” Laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with any other applicable requirements of, the HSR Act and other Antitrust Laws (including the expiration or termination of any waiting periods thereunder), (d) Consents as may be required under the rules and regulations of NASDAQ, (e) Consents as may be required solely as a result of the identity of Parent, Acquisition Sub or any of their Affiliates, and (f) such other Consents, the failure of which to obtain would not have a Company Material Adverse Effect.

Section 3.06.         Company Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 500,000,000 Company Shares and (ii) 1,000,000 shares of Company Preferred Stock.  As of the close of business in New York City on December 4, 2015 (the “Capitalization Date”): (A) 148,997,609 Company Shares were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding and (C) no shares of Company Capital Stock were held by the Company as treasury shares. All outstanding Company Shares are and all Company Shares which may be issued pursuant to this Agreement will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date through the date of this Agreement, there have been no issuances by the Company of Company Shares, other than issuances of Company Shares pursuant to the exercise of Company Stock Options outstanding as of the Capitalization Date or the vesting of Company Restricted Stock Units outstanding as of the Capitalization Date.

(b)           As of the close of business on the Capitalization Date, there were 6,199,609 Company Shares reserved for future issuance under the Company Stock Plans.  As of the close of business on the Capitalization Date, there were (i) outstanding Company Options to purchase 2,616,080 Company Shares, (ii) outstanding Company Restricted Stock Units to receive 675,733 Company Shares, (iii) outstanding Company PSU Awards to receive 41,725 Company Shares, assuming target performance and 83,450 Company Shares assuming maximum performance and (iv) $937,007 outstanding under Company Deferred Cash Awards. Section 3.06(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on the date hereof, of (A) all outstanding Company Options, indicating with respect to each such Company Option the name of the holder thereof, the Company Stock Plan pursuant to which it was granted, the number of Company Shares subject to such Company Option, the exercise price and the date of grant, (B) all outstanding Company Restricted Stock Units, indicating with respect to such Company Restricted Stock Units the Company Stock Plan pursuant to which it was granted, the name of the holder thereof and the number of Company Restricted Stock Units held thereby and (C) all outstanding Company PSU Awards, indicating with respect to such Company PSU Awards the Company Stock Plan pursuant to which it was granted, the name of the holder thereof and the number of Company PSU Awards held thereby assuming target performance. The Company has made available to Parent complete and accurate copies of all Company Stock Plans, the forms of all stock option agreements evidencing Company Options and the forms of all agreements pursuant to which the currently outstanding Company Restricted Stock Units and Company PSU Awards were awarded.

(c)           There are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants or other rights to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, and (iv) no obligations of the Company to enter into any subscription, warrant or similar Contract relating to the capital stock of, or any other equity or voting interest in, the Company or the grant of any convertible or exchangeable security in the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”).  All Company Options have an exercise price equal to no less than the fair market value of the underlying Company Shares on the date of grant, determined in accordance with Section 409A of the Code.  Neither the Company nor any of its Subsidiaries is a party to any Contract that obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase, redemption or acquisition of Company Shares pursuant to (A) the terms of Company Stock Plans or (B) in the ordinary course of business consistent with past practice.

(d)           Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries.  No Subsidiary of the Company owns any Company Shares or shares of Company Preferred Stock.

(e)           As of the date of this Agreement, there was no outstanding indebtedness for borrowed money of the Company or its Subsidiaries other than as reflected in the Company Balance Sheet or incurred in the ordinary course of business consistent in all material respects with past practice after the date of the Company Balance Sheet.

Section 3.07.         Subsidiaries.

(a)           Section 3.07(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of stockholders of each Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person other than securities held for investment in lieu of cash.  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective organization, except where the failure to be in good standing would not have a Company Material Adverse

Effect.  Each of the Company’s Subsidiaries has the requisite entity power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to have such power and authority would not have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. None of the Company’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent documents, except where such violation would not have a Company Material Adverse Effect.

(b)           All of the outstanding capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned, directly or indirectly, by the Company have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of all Liens (other than Permitted Liens and any restrictions on transfer arising under applicable Law).

(c)           There are no outstanding (i) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants or other rights to acquire from any Subsidiary of the Company, or that obligates any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, such Subsidiary of the Company, or (iii) obligations of any Subsidiary of the Company to enter into any subscription, warrant or similar Contract relating to the capital stock of, or any other equity or voting interest in, such Subsidiary or the grant of any convertible or exchangeable security in such Subsidiary (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”).

Section 3.08.         Company SEC Reports and Listing Requirements.  Since September 28, 2014, the Company has filed all forms, reports, schedules, certifications, prospectuses, and registration, proxy and other statements with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof (collectively and together with all documents filed or furnished on a voluntary basis with the SEC and all documents filed after the date hereof, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Reports”).  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) or the date that it is furnished, (a) each Company SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed and (b) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  For clarification, clauses (a) and (b) of this Section 3.08 shall look to the effective date of any Company SEC documents that are registration statements filed pursuant to the requirements of the Securities Act as opposed to such documents’ filing date.  None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.  Since September 28, 2014, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report (except as disclosed in certifications filed with the Company SEC Reports).  Since September 28, 2014 through the date hereof, neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.  The Company is in compliance in all material respects with all listing and governance requirements of the NASDAQ. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company from the SEC or its staff.  There has been no material correspondence between the SEC and the Company since January 1, 2013 through the date hereof that is not available on the SEC’s Electronic Data Gathering and Retrieval database other than relating to the SEC inquiry the conclusion of which was reported on the Company’s current report on Form 8-K filed on October 17, 2014.

Section 3.09.         Company Financial Statements.

(a)           The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b)           The Company has designed and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 and 15d-15 under the Exchange Act), to provide reasonable assurances that the material information required to be disclosed by the Company in the Company SEC Reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(c)           The Company has designed and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) facilitate the recording of transactions as necessary to permit the preparation of financial statements in accordance with GAAP and appropriate authorization of management or the Company Board, as applicable, of receipts and expenditures of the Company and its Subsidiaries and (iii) pertain to the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries.

(d)           Except as would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, since January 1, 2014, neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has (i) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures.  Except as set forth in the Company SEC Reports or for events (or series of related matters) as to which the amounts involved do not exceed $120,000, since the Company’s proxy statement dated December 12, 2014, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(e)           Since the Company Balance Sheet Date, to the Knowledge of the Company, neither the Company nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal accounting controls utilized by the Company and its Subsidiaries, in each case which has not been subsequently remediated, or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries.

Section 3.10.         No Undisclosed Liabilities.

(a)           Neither the Company nor any of its Subsidiaries has any Liabilities required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company SEC Reports filed on Form 10-K on November 19, 2015, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, (d) Liabilities that have been discharged or paid in full and (e) Liabilities that would not have or result in a Company Material Adverse Effect.

(b)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate (including any structured finance, special purpose or limited purpose entity or Person), on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure in the Company SEC Documents of any transaction involving, or liabilities of, the Company or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries as a whole.

Section 3.11.         Absence of Certain Changes.

(a)           From the Company Balance Sheet Date through the date of this Agreement, there has not been any Company Material Adverse Effect.

(b)           From the Company Balance Sheet Date through the date of this Agreement, except for the negotiation, execution and delivery of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice in all material respects.  Except as set forth on Section 3.11(b) of the Company Disclosure Letter, from the Company Balance Sheet Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by clauses (iii), (v), (vii), (ix), (x), (xi), (xii), (xiv), (xvii) and (xxv) (solely with respect to the foregoing clauses) of Section 5.01 if proposed to be taken after the date hereof.

Section 3.12.         Material Contracts.

(a)           For all purposes of and under this Agreement (but excluding any Company Benefit Plans), a “Material Contract” shall mean any of the following to which the Company or any of its Subsidiaries is a party as of the date of this Agreement:

(i)            any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)           any Contract (or group of related Contracts with the same Person or its Affiliates) involving either (A) the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $50,000,000 in the Company’s fiscal year ended September 26, 2015, or (B) future payments of more than $50,000,000 in any Company fiscal year that, in the case of each of “(A)” or “(B)”, is terminable upon a change in control of the Company;

(iii)          any Contract (other than any intercompany agreement between or among the Company and its Subsidiaries) (A) for indebtedness for borrowed money in excess of $50,000,000, (B) mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any assets that are material to the Company and its Subsidiaries, taken as a whole, (C) restricting the payment of dividends or other distributions of assets by any of the Company or its Subsidiaries or (D) providing for the guaranty of indebtedness for borrowed money of any Person in excess of $50,000,000;

(iv)          any Contract that contains a put, call or right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or substantially all of the assets of any Person;

(v)           other than with respect to any wholly owned Subsidiary of the Company, any partnership, limited liability company or joint venture agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture that is material to the Company and its Subsidiaries taken as a whole, or in which the Company owns more than a two percent voting or economic interest;

(vi)          any Contract to which the Company or any of its Subsidiaries is bound, containing a standstill or similar agreement pursuant to which one party has ongoing obligations to not acquire assets or securities of the other party or any of its Affiliates and, to the extent not entered into in the ordinary course of business or in connection with a commercial Contract, any Contract under which the Company or any of its Subsidiaries has ongoing indemnification obligations that are material to the Company and its Subsidiaries, taken as a whole;

(vii)         (A) any Contract between the Company or any of its Subsidiaries with any former director or officer of the Company pursuant to which the Company has material continuing obligations or (B) any Contract between the Company or any of its Subsidiaries and any current director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Shares pursuant to which the Company has continuing obligations, in each case, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment;

(viii)        any of its Subsidiaries has ongoing indemnification obligations that are material to the Company and its Subsidiaries, taken as a whole;

(ix)          any Contract the terms of which would or would be reasonably expected to prevent the Company’s ability to consummate the Merger or the other transactions contemplated hereby;

(x)           any Contract that (A) limits or purports to limit in any material respect the type of businesses in which the Company or its Subsidiaries may engage or the locations in which any of them may engage, (B) would reasonably be expected to require the disposition of any material assets or lines of business of the Company or its Subsidiaries, (C) provides for the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $50,000,000 and grants “most favored nation” status, provides exclusive access to any product or product features, is a “requirements” Contract or grants special discounts to any customer, potential customer or any class of customers, in each case that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries, (D) grants to any third Person any material exclusive supply, distribution or franchise agreement or other similar material exclusive rights, or (E) prohibits or limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any material Company Intellectual Property Rights, other than limitations on enforcement arising from non-exclusive licenses of Company Intellectual Property Rights entered into in the ordinary course of business;

(xi)          any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement that is material to the Company and its Subsidiaries taken as a whole and that is based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever (whether tangible or intangible), other than Contracts entered into in the ordinary course of business;

(xii)         any Contract pursuant to which (A) the Company or any of its Subsidiaries uses Intellectual Property Rights owned by a third party (other than (1) license agreements for any third-party commercially available Software, (2) agreements between the Company or any of its Subsidiaries, on the one hand, and their employees or consultants, on the other hand, entered into in the ordinary course of business or (3) non-exclusive in-bound licenses entered into in the ordinary course of business), (B) a third party uses Company Intellectual Property Rights (other than non-material, non-exclusive out-bound licenses entered into in the ordinary course of business), or (C) the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the use or registration by a third party, or a third party consents to the use or registration by the Company, of any material Trademarks of the Company and its Subsidiaries;

(xiii)        any Contract entered into since January 1, 2014 that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise), of all of the capital stock of, or all or substantially all of the assets of, any Person (A) for aggregate consideration under such Contract in excess of $50,000,000, or (B) pursuant to which the Company or its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations of more than $10,000,000;

(xiv)        any Collective Bargaining Agreement;

(xv)         any Contract relating to settlement of any administrative or judicial proceedings, in each case, individually in excess of $750,000, under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries;

(xvi)        any Contract to which any of the 15 largest suppliers of the Company and its Subsidiaries (based on the consolidated cost of goods and services paid to such Person by the Company and its Subsidiaries for the Company’s fiscal year ended September 26, 2015) or any of the 15 largest customers of the Company and its Subsidiaries (based on the consolidated revenues received from such Person by the Company and its Subsidiaries for the Company’s fiscal year ended September 26, 2015) is a party, in each case that has a term of more than 60 days and that may not be terminated by the Company or any of its Subsidiaries (without penalty) within 60 days after the delivery of a termination notice, other than Contracts related to the purchase of raw materials or inventory in the ordinary course of business; and

(xvii)       any lease or sublease pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, any real property involving payment by the Company or any of its Subsidiaries of rent in excess of $10,000,000 per year.

(b)           True and complete copies of all Material Contracts have been (i) publicly filed with the SEC and are publicly available as of the date hereof, or (ii) made available to Parent.

(c)           Except as would not have a Company Material Adverse Effect, each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, subject to the Enforceability Limitations, and except as would not have a Company Material Adverse Effect neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto.  Except as would not have a Company

Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract, received any notice of breach or default under any Material Contract which breach has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract.

Section 3.13.         Real Property.  Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) in each case free and clear of all Liens except for Permitted Liens.  All of the Owned Real Property as of the date hereof is described on Section 3.13(a) of the Company Disclosure Letter.  The Company or one of its Subsidiaries has a valid leasehold estate in all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the “Leased Real Property”), free and clear of all Liens except for Permitted Liens, except for any such invalidity that, individually or in the aggregate, would not have a Company Material Adverse Effect.  All buildings, structures, fixtures and other improvements on the Owned Real Property and the Leased Real Property are in good condition and are adequate to operate the business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to sell or dispose of any of the Owned Real Property or any portion thereof or interest therein that is individually or in the aggregate material to the Company and its Subsidiaries taken as a whole.

Section 3.14.         Personal Property and Assets.  The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Liens other than Permitted Liens, in each case except as would not have a Company Material Adverse Effect.

Section 3.15.         Intellectual Property.

(a)           To the Company’s Knowledge, each item of the Company Intellectual Property Rights is valid, subsisting and enforceable as of the date of this Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)           The Company and its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) own the Company Intellectual Property Rights free and clear of Liens other than Permitted Liens, and (ii) have  rights to use all other Intellectual Property Rights used by the Company and its Subsidiaries in the conduct of the Company’s or its Subsidiaries’ respective businesses, each as currently conducted.

(c)           To the Company’s Knowledge, the Company and each of its Subsidiaries have taken commercially reasonable measures to maintain and protect the secrecy of all owned Trade Secrets, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  To the Company’s Knowledge, no owned Trade Secret has been used by or disclosed to any of the Company’s or its Subsidiaries’ former employees or any third Person other than pursuant to a valid and appropriate non-disclosure agreement and/or license agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  The Company and each of its Subsidiaries have policies in place requiring, and the Company and each of its Subsidiaries generally require, each employee and individual independent contractor who is involved in the development of, any Company Intellectual Property Right that is included in or used to make a Company product to execute one or more agreements with provisions relating to the ownership of Intellectual Property Rights developed within the scope of the individual’s employment or independent contractor relationship with the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries have obtained assignments of all Company Intellectual Property Rights developed on behalf of the Company and its Subsidiaries by employees who develop Intellectual Property Rights on behalf of the Company and its Subsidiaries, except as would not, individually or in the aggregate have a Company Material Adverse Effect.

(d)           The conduct and operation of the Company’s or its Subsidiaries’ business as presently conducted and operated, does not infringe, dilute, misappropriate or otherwise violate, any material Intellectual Property Rights of any third Person, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  To the Knowledge of the Company no third Person as of the date hereof, is infringing, diluting, misappropriating, or otherwise violating any material Company Intellectual Property Rights, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any pending or threatened claim challenging the ownership, use, validity, scope, registerability, or enforceability of any Company Intellectual Property Rights, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(f)            To the Company’s Knowledge, the execution and delivery of this Agreement will not affect ownership of the Company Intellectual Property Rights by the Company and its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(g)           To the Company’s Knowledge, the Company and its Subsidiaries own or have a right to access and use all computer systems, networks, hardware, information technology, software, databases, and websites used in connection with the business of the Company and each of its Subsidiaries (the “IT Systems”), as such IT Systems are currently used by the Company and its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries maintain systems, policies and procedures that protect the IT Systems and the Company’s and its Subsidiaries’ data, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  The IT Systems (i) are reasonably adequate for the current operation of the Company and each of its Subsidiaries and (ii) during the past three (3) years, have not, including in relation to any data stored or processed therein, suffered any malfunction, failure, disruption, deficiency or security breach, and all material vulnerabilities identified therein have been promptly rectified, and (iii) do not contain any viruses or trojan horses, in the case of each of the foregoing clauses

(i), (ii) and (iii), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(h)           Except as has not had a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all privacy policies and applicable Privacy Laws and have not received written notice of, and have no Knowledge of, any violation of any Privacy Laws or privacy policies between January 1, 2014 through the date hereof.  The Company and its Subsidiaries are in compliance in all respects with all of their contractual commitments with respect to Personal Information and have safeguards in place to protect Personal Information in their possession or control from unauthorized access consistent with Privacy Laws, privacy policies, and contractual commitments, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  From January 1, 2014 through the date hereof, to the Knowledge of the Company, there have been no data breaches involving any Personal Information and neither the Company nor, to the Knowledge of the Company, any other Person, has made any illegal or unauthorized use or disclosure of Personal Information that was collected by or on behalf of the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  To the Knowledge of the Company, the Company is not subject to any contractual requirements, privacy policies or other legal obligations that, following the Closing and as a result of the Closing, would prohibit the Company or any Subsidiary of the Company after the Closing from receiving or using Personal Information substantially in the manner in which the Company or the Subsidiary of the Company receives and uses such Personal Information immediately prior to the Closing.

Section 3.16.         Tax Matters.

(a)           The Company and each of its Subsidiaries (i), except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all returns and reports (including amendments, elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes (“Tax Returns”) that are material and are required to be filed by the Company or any of its Subsidiaries and, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, all such filed Tax Returns are true, correct and complete, (ii) have paid all material Taxes required to be paid by the Company or any of its Subsidiaries, whether or not shown as due on such filed Tax Returns, and have withheld all amounts that the Company or any of its Subsidiaries have been obligated to withhold from amounts owing to any employee, creditor or other third party, in each case except with respect to matters contested in good faith for which adequate reserves under GAAP have been established and except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect and (iii) have not waived in writing any statute of limitations with respect to Taxes or agreed in writing to any extension of time with respect to a material Tax assessment or material deficiency.

(b)           As of the date of this Agreement, except as disclosed or provided for in the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP, (i) there are not pending or, to the Knowledge of the Company, threatened material audits, examinations, investigations or other proceedings in respect of Taxes required to be paid by the Company or any of its Subsidiaries, and (ii)  there are not, to the Knowledge of the Company, any unresolved written claims concerning the Company’s or any of its Subsidiaries’ Tax liability, in each case that, individually or in the aggregate, have had or are reasonably likely to have a Company Material Adverse Effect.

(c)           The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries on a consolidated basis for each of the fiscal years ended September 26, 2014, September 26, 2013 and September 26, 2012.

(d)           Neither the Company nor any of its Subsidiaries has engaged in any transaction that is a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(e)           Notwithstanding anything to the contrary in this Agreement, Section 3.11(b), this Section 3.16 and Section 3.17 are the sole representations or warranties of the Company with respect to Tax matters.

Section 3.17.         Company Benefit Plans.

(a)           Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) other material Company Benefit Plan. “Company Benefit Plan” means each employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current or future Liability, but excluding any such plan, program, agreement, contract, policy or binding arrangement required to be maintained or to which contributions are required pursuant to applicable non-U.S. Law.  With respect to each Company Benefit Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) the most recent annual report on Form 5500 filed with the DOL, including all schedules thereto; (B) the most recent determination or opinion letter from the IRS for any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Company Benefit Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any notices to or from any Governmental Authority within the prior three (3) years relating to any material compliance issues in respect of any such Company Benefit Plan.

(b)           Neither the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code maintains or has, within the past six years, contributed to (1) an “employee pension benefit plan” (as defined in Section 3(2)

of ERISA), subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA or (2) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA).

(c)           Each Company Benefit Plan has been maintained, operated and administered, in all material respects, in compliance with its terms and with all applicable Law except as would not be likely to result in a Company Material Adverse Effect.  No non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA and Section 5974 of the Code has occurred or is reasonably expected to occur with respect to any Company Benefit Plan that would be likely to result in a Company Material Adverse Effect.

(d)           As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust under any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that would be likely to result in material liability to the Company and its Subsidiaries, taken as a whole.

(e)           No material Company Benefit Plan provides for post-retirement or post-employment welfare benefits to former employees of the Company, other than pursuant to Section 4980B of the Code or any similar Law, or the continuation of welfare benefits during any period in which any such former employee is receiving severance.

(f)            Each Company Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter or may rely on an opinion letter from the IRS to such effect and, to the Knowledge of the Company, nothing has occurred or is reasonably expected to cause the loss of such qualification.

(g)           Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events) (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director,  employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (D) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(h)           No Person is entitled to receive any additional payment (including any tax gross-up payment) from the Company or any of its Subsidiaries as a result of the imposition of additional taxes under Section 4999 or Section 409A of the Code.

(i)            Except as would not have a Material Adverse Effect, (i) each Company Benefit Plan that is not subject to U.S. law (each, a “Company Foreign Benefit Plan”) has been established, maintained and administered in material compliance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each Company Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iii) no material unfunded liability or obligation of the Company or its Subsidiaries exists with respect to any Company Foreign Benefit Plan that has not been accrued in accordance with applicable accounting standards.  Section 3.17(a) of the Company Disclosure Letter identifies each material Company Foreign Benefit Plan and the non-U.S. jurisdiction applicable to such plan.

Section 3.18.         Labor Matters.

(a)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor-related agreement with any labor or trade union (each a “Collective Bargaining Agreement”) that pertains to employees of the Company or any of the Subsidiaries.

(b)           (i) To the Knowledge of the Company, as of the date of this Agreement, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries; (ii) except in the ordinary course consistent with past practice, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries; (iii) there are no strikes, lockouts, slowdowns or work stoppages against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may materially interfere with the respective business activities of the Company or any of its Subsidiaries; (iv) there are no grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company of any of its Subsidiaries; and (v) there are no unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(c)           Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have complied with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, and collective bargaining, civil rights, immigration, child labor, and meal and rest break periods).  Since January 1, 2014, the Company and its Subsidiaries have complied with the Worker Adjustment and Retraining Notification Act (WARN) and any similar state or local “mass layoff” or “plant closing” Law, and there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of the Subsidiaries within the six (6) months prior to Closing.

(d)           To the Knowledge of the Company, since January 1, 2014, the Company and each of its Subsidiaries (or in the case of Subsidiaries acquired by the Company after such date, since the date of such acquisition) have withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and are not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.  Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

(e)           Except as would not have a Company Material Adverse Effect, the Company’s execution and delivery of this Agreement and the Company’s performance of this Agreement does not require the Company to seek or obtain consent, engage in consultation with, issue any notice to, or make any filing with any employee or representative, labor union, works council or similar organization representing Company employees, or any Governmental Authority governing employee matters, except to the extent previously made or obtained prior to the date hereof or as required by Law.

(f)            As of the date of this Agreement, and except as would not have a Company Material Adverse Effect, no complaints, charges or claims against the Company are pending, or to the Knowledge of the Company, threatened, that would reasonably be expected to be brought or filed with any Governmental Authority, based on, arising out of, or otherwise relating to any individual’s employment or termination by the Company, or relating to the Company’s failure to employ an individual.

Section 3.19.         Permits.  Except as would not have a Company Material Adverse Effect: (a) the Company and its Subsidiaries possess and are and have been in compliance with the terms of all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), including all such Permits required by any applicable Governmental Authority responsible for the oversight and approval of the research, development, distribution or commercialization of Company Products, and (b) no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened.

Section 3.20.         Compliance with Laws.

(a)           Since January 1, 2014, the businesses of each of the Company and its Subsidiaries (including the ownership and maintenance of all its assets) is and have been conducted in compliance with all Laws and Orders applicable to the Company and its Subsidiaries, except for violations that would not have a Company Material Adverse Effect. No investigation, audit or review by any Governmental Authority with respect to the Company or any of its Subsidiaries or any of their assets is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority notified the Company in writing of its intention to conduct the same, except for such investigations or reviews the outcome of which would not have a Company Material Adverse Effect.

(b)           Neither the Company nor any of its Subsidiaries has received any warning letter or other written notice from any Governmental Authority, with respect to the manufacture, development, testing, labeling, marketing, promotion, advertising, endorsements or distribution of any product manufactured by, or on behalf of the Company (a “Company Product”), alleging any violation or potential violation by the Company or any of its Subsidiaries of any applicable Law or Order that is material to the Company and its Subsidiaries taken as a whole and that remains outstanding or unresolved as of the date of this Agreement.  To the Knowledge of the

Company, no investigation by any Governmental Authority of the Company or any of its Subsidiaries is pending or threatened.  To the Knowledge of the Company, each contract manufacturer is in compliance with all applicable Laws as they relate to Company Products, including those related to compliance with good manufacturing practices, except for violations that would not have a Company Material Adverse Effect.  To the Knowledge of the Company, there is no Legal Proceeding pending against or threatened against the Company’s contract manufacturers regarding the existence of a deficiency in the manufacture, production, distribution or sale of any Company Product that would have a Company Material Adverse Effect.

(c)           Except as would not have a Company Material Adverse Effect, the Company, each Subsidiary, and all Food Products (as defined below), packaging, and food contact substances used in or with all Food Products have complied in all material respects with all Laws applicable to foods, packaging, or food contact substances, including those of the U.S. Food and Drug Administration (“FDA”), the U.S. Department of Agriculture (“USDA”) and all state Governmental Authorities with jurisdiction over the Company or its Subsidiaries and their Food Products.  For purposes of this Agreement, “Food Products” shall mean all food products of all types (whether private label or branded, finished food, work in process, or food ingredients) manufactured, processed or packaged by, or for, the Company or its Subsidiaries.

(d)           Each Food Product has complied with all applicable product labeling requirements and other regulatory requirements, quality control and similar standards, whether contractual, statutory, regulatory or imposed by Company policies or third-party certifying body except for violations that would not have a Company Material Adverse Effect.

(e)           Since January 1, 2014, to the Company’s Knowledge, (i) no Food Product has been the subject of any voluntary or mandatory recall, public notification, or notification to any Governmental Authority, or similar action; and (ii) no customer or subsequent purchaser of any Food Product has asserted a material claim with respect to any nonconformity of any such Food Product with applicable specifications, warranties, labeling requirements, regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by Company policies or third-party certifying body.

(f)            The Company and its Subsidiaries are in compliance with all notifications and instructions received from creditors of protected vendors delivered pursuant to Growers’ Lien Laws except for violations that would not have a Company Material Adverse Effect.  “Growers’ Lien Laws” means, collectively, state and federal Laws applicable to the Company’s or its Subsidiaries’ purchase of agricultural products on credit from any selling party that creates a lien or imposes a trust upon the agricultural products sold and/or the proceeds of such agricultural products for the benefit of such selling party or a creditor thereof to secure payment for such agricultural products, including the Perishable Agricultural Commodities Act of 1930, the Food Security Act of 1985, and the California Producer’s Lien Statute.

(g)           Since January 1, 2014, to the Company’s Knowledge, except as would not have a Company Material Adverse Effect (i) the Company and its Affiliates, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”) and (ii) neither the Company, any Subsidiary (or in the case of Subsidiaries acquired by the Company after such date, since the date of such acquisition) of the Company nor any of the Company’s Affiliates, directors, officers, employees, agents or other representatives acting on the Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(h)           Except as would not have a Company Material Adverse Effect, since January 1, 2014, the Company and each of its Subsidiaries (or in the case of Subsidiaries acquired by the Company after such date, since the date of such acquisition) has complied with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department.  Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened claims or investigations by any Governmental Authority of violations against the Company or any of its Subsidiaries with respect to export activity or export licenses, that would have a Company Material Adverse Effect.

(i)            Since January 1, 2015 and except as has not had a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice of or, to the Knowledge of the Company, been charged with the violation of any Laws governing advertising, endorsements and consumer protection.

Section 3.21.         Environmental Matters.  Except as would not have a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries are, and have been, in compliance, with all Environmental Laws applicable to their respective operations, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or any Subsidiary is in violation of or liable under any

Environmental Law, including with respect to any alleged release of or exposure to any Hazardous Substances or the validity of or failure to comply with any Permit required under Environmental Law and, to the Knowledge of the Company, no such notice, demand or claim has been threatened.

(b)           Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging any Liability or responsibility under or noncompliance with any Environmental Law  or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation of or exposure to, Hazardous Substances, and, to the Company’s Knowledge, no Hazardous Substances are present at, on or under any Owned Real Property or Leased Real Property of a type or in a condition that would reasonably be expected to give rise to liability under Environmental Laws on the part of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any Order or agreement by or with any Governmental Authority or third party imposing any material liability or obligation on the Company or any of its Subsidiaries with respect to any of the foregoing.

Section 3.22.         Litigation.  As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in either case, that would, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole.  Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

Section 3.23.         Insurance.  Except as would not have a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect, no notice of cancellation has been received and (b) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies.

Section 3.24.         Related Party Transactions.  Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 3.25.         Brokers.  Except for Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.  The Company has provided Parent with true and correct copies of any engagement letter or similar Contract between the Company and each of Credit

Suisse and BofA Merrill Lynch relating to the transactions contemplated by this Agreement, including all amendments or modifications thereto.

Section 3.26.         Opinions of Financial Advisors.  The Company Board has received separate opinions of each of Credit Suisse and BofA Merrill Lynch, financial advisors to the Company, to the effect that, as of the date of each such opinion and based on and subject to the various qualifications, assumptions, limitations and matters set forth therein, the Merger Consideration to be received by the holders of Company Shares (other than Parent, Acquisition Sub, the Guarantor, JAB Holding Company S.à r.l., Mondelēz International, Inc. or any of their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.  The Company will provide Parent with true and correct copies of such opinions solely for information purposes promptly after receipt thereof by the Company.

Section 3.27.         State Anti-Takeover Statutes; No Rights Plan.  Assuming that the representations of Parent and Acquisition Sub set forth in Section 4.07 are accurate, the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby and thereby.  No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the other transactions contemplated hereby.  There is no shareholder rights plan, “poison pill” antitakeover plan or other similar agreement or plan in effect to which the Company is a party or is otherwise bound.

Section 3.28.         Proxy Statement. The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as amended or supplemented, the “Proxy Statement”) will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act.  The Proxy Statement will not contain any statement which, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, and in the light of the circumstances under which it is made, is false or misleading.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition Sub or any of their respective directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby represent and warrant to the Company as follows:

Section 4.01.         Organization; Good Standing.  Parent is a private limited liability company incorporated under the Laws of the Netherlands. Parent has the requisite corporate power and authority to conduct its business as it is presently being conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified, licensed or in such good standing, or the failure to have such power and authority would not, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated hereby.  Acquisition Sub is a corporation duly organized, validly existing and in good standing under Delaware Law.  Acquisition Sub has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to have such power and authority would not, individually or in the aggregate, prevent the consummation by Parent or Acquisition Sub of the transactions contemplated hereby.  Neither Parent nor Acquisition Sub is in violation of its respective organizational documents.

Section 4.02.         Corporate Power; Enforceability.  Each of Parent and Acquisition Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Acquisition Sub, and no additional corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery by Parent or Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than in the case of the consummation of the Merger, obtaining the adoption of this Agreement by Parent in its capacity as sole stockholder of Acquisition Sub.  This Agreement has been duly executed and delivered by each of Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each in accordance with its terms, subject to the Enforceability Limitations.

Section 4.03.         Non-Contravention.  The execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby do not and will not: (a) violate or conflict with any provision of the certificates of incorporation or bylaws of Parent or Acquisition Sub; (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition Sub is a party or by which Parent, Acquisition Sub or any of their properties or assets may be bound; (c) assuming the Consents referred to in Section 4.04 are obtained or made and any waiting periods under applicable Antitrust Laws have terminated or expired, violate or conflict with any Law or Order applicable to Parent or Acquisition Sub or by which any of their properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except, with respect to clauses (b) and (d)

above, for such violations, conflicts, defaults, breaches, terminations or accelerations which would not, individually or in the aggregate, prevent the consummation by Parent or Acquisition Sub of the transactions contemplated hereby.

Section 4.04.         Required Governmental Approvals.  No Consent of any Governmental Authority is required on the part of Parent, Acquisition Sub or any of their Affiliates in connection with the execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, except: (a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (b) such filings and approvals as may be required by any international, federal or state securities Laws or “blue sky” Laws, including compliance with any applicable requirements of the Exchange Act; (c) Consents required under, and compliance with any other applicable requirements of the HSR Act and any other Antitrust Law (including the expiration or termination of any waiting periods thereunder); and (d) such other Consents, the failure of which to obtain would not, individually or in the aggregate, prevent the consummation by Parent or Acquisition Sub of the transactions contemplated hereby.

Section 4.05.         Litigation.  As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Parent, threatened against or affecting Parent or Acquisition Sub or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated hereby or the performance by Parent or Acquisition Sub of their respective covenants and obligations hereunder.  Neither Parent nor Acquisition Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated hereby.

Section 4.06.         Proxy Statement. The information supplied by Parent, Acquisition Sub or any of their respective directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any statement which, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading; provided, however, that no representation or warranty is made by Parent or Acquisition Sub with respect to information supplied by the Company or any of its directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.07.         Ownership of Company Capital Stock.  Neither Parent nor Acquisition Sub nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL.  Neither Parent nor Acquisition Sub nor any of their respective Affiliates owns any Company Shares.

Section 4.08.         Brokers.  Except for Goldman, Sachs & Co., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BDT & Company, LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Acquisition Sub or their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.09.         Operations of Acquisition Sub.  Acquisition Sub is a direct wholly-owned Subsidiary of Maple Parent Corp., a Delaware corporation and a direct wholly-owned Subsidiary of Parent.  Acquisition Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Section 4.10.         Financing.

(a)           Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed commitment letter and fee letter (the “Fee Letter”) (provided that fee, “market flex” and other economic terms which do not affect the amount, availability or conditionality of any portion of the Debt Financing have been redacted (the “Redacted Fee Letter”)) from the financial institutions identified therein (the “Debt Commitment Letter”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”).

(b)           At the Closing, Parent will have sufficient funds to (i) pay the Merger Consideration payable hereunder, (ii) refinance any existing indebtedness for borrowed money that may become due and payable as a result of the Merger, (iii) pay any and all fees and expenses in connection with the Merger or the financing thereof (including each of the transactions described in Section 4.10(a)) and (iv) satisfy all of Parent’s and Acquisition Sub’s respective other payment obligations hereunder.

(c)           As of the date hereof, the Debt Commitment Letter is in full force and effect, is a valid and binding obligation of Acquisition Sub and, to the knowledge of Parent, each of the other parties thereto, and is enforceable in accordance with its respective terms against Acquisition Sub and, to the knowledge of Parent, each of the other parties thereto, in each case, subject to the Enforceability Limitations. The Debt Commitment Letter has not been amended or modified, and the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. Parent or Acquisition Sub has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof.  Assuming accuracy of the representations and warranties set forth in Article III, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Acquisition Sub or, to the knowledge of Parent, any other parties thereto, or result in a failure of any condition, under the Debt Commitment Letter or otherwise result in any of the Debt Financing to be unavailable at the Closing.  There are no side letters or other Contracts or arrangements (except for any agreements entered into after the date of this Agreement that are expressly contemplated by the Debt Commitment Letter) relating to the Debt Financing.

(d)           As of the date of this Agreement, assuming (i) of the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 and (ii) satisfaction by the Company of its obligations under Section 6.10, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent or Acquisition Sub on the date of the Closing.  The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein.

(e)           Neither Parent nor Acquisition Sub has, directly or indirectly, entered into any exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide services, including debt or equity financing, to any third Person in connection with a transaction relating to the Company or any of its Subsidiaries (including in connection with the making of any Acquisition Proposal) in connection with the transactions contemplated by this Agreement.

Section 4.11.         Solvency. Assuming that the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the funding of the Debt Financing, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be, on a consolidated basis, Solvent. Neither Parent nor Acquisition Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.

Section 4.12.         Acknowledgement of No Other Representations or Warranties.

(a)           Each of Parent and Acquisition Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries and that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its representatives have desired for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries.  To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in ARTICLE III or any breach of any covenant or other agreement of the Company contained in this Agreement, none of the Company, its Subsidiaries or any of their respective Affiliates or Representatives shall have any liability to Parent or Acquisition Sub or their respective Affiliates or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, its Subsidiaries or their respective Affiliates or Representatives to Parent,

Acquisition Sub or their respective Affiliates or Representatives in connection with the transactions contemplated herein.

(b)           Neither Parent nor any of its Affiliates has entered into any Contract or any commitments to enter into any Contract pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote against, or not to tender Company Shares in any offer in connection with, any Superior Proposal; or (ii) any third party has agreed to provide, directly or indirectly, any capital (other than pursuant to the Debt Commitment Letter) to Parent or the Company to finance in whole or in part any of the uses of the Debt Financing described in clauses (i) through (iv) of Section 4.10(b).

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.01.         Interim Conduct of Business.  The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, except (i) as required by applicable Law, any Governmental Authority of competent jurisdiction or the rules or regulations of NASDAQ, (ii) as consented to in writing by Parent, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) as may be expressly required or expressly contemplated pursuant to this Agreement or (iv) as set forth in Section 5.01 of the Company Disclosure Letter, the Company and its wholly owned Subsidiaries shall use their commercially reasonable efforts to cause the business of the Company and its wholly owned or controlled Subsidiaries to be conducted only in, and to cause such entities to not take any action except in, the ordinary course of business and in a manner consistent with past practice.  The Company and its wholly owned or controlled Subsidiaries shall use their commercially reasonable efforts to (a) preserve intact the Company’s business organization and the assets of the Company and its wholly owned or controlled Subsidiaries, (b) keep available the services of their key officers and employees, and (c) maintain existing relationships and goodwill with Governmental Authorities, material customers, material suppliers, material creditors and material lessors and other Persons with which the Company or any of its wholly owned or controlled Subsidiaries has significant business relations.  Furthermore, the Company agrees with Parent that, except (1) as required by applicable Law, any Governmental Authority of competent jurisdiction or the rules or regulations of NASDAQ, (2) as consented to in writing by Parent, which consent shall not be unreasonably withheld, conditioned or delayed, (3) as may be expressly required or expressly contemplated pursuant to this Agreement or (4) as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its wholly owned or controlled Subsidiaries to:

(i)            amend or otherwise change, the certificate of incorporation or bylaws of the Company or such similar applicable organizational documents of any of its Significant Subsidiaries;

(ii)           merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among wholly owned Subsidiaries of the Company not in violation of any instrument binding on the Company or any of its Subsidiaries and that would not reasonably be expected to result in a material increase in the net Tax liability of the Company and its Subsidiaries taken as a whole;

(iii)          acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) acquisitions of raw materials, supplies, equipment, inventory, third party Software and capital in the ordinary course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets of any Person is not in the ordinary course of business), or (B) acquisitions with a value or purchase price (including the value of assumed liabilities) not in excess of $5,000,000 in any transaction or related series of transactions, or as required by the terms of Contracts as in effect as of the date of this Agreement that are listed in Section 3.12(xiii) of the Company Disclosure Letter;

(iv)          issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any (A) shares of capital stock of the Company or any of its Subsidiaries (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary, (2) the issuance or transfer of Company Shares pursuant to awards or rights outstanding as of the date of this Agreement, or granted after the date of this Agreement pursuant to clause (3) below, under, and as required by the terms of the Company Stock Plans or the Company ESPP as in effect as of the date of this Agreement, or (3) the granting of Company Options, Company Restricted Stock Units, Company PSU Awards and Company Deferred Cash Awards in the ordinary course of business consistent with past practice but not to exceed an aggregate value of $1,000,000), (B) securities convertible into or exercisable, exchangeable or redeemable for any shares of such capital stock, any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exercisable, exchangeable or redeemable securities, or (C) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote) with the stockholders of the Company on any matter;

(v)           make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company), other than loans, advances, guarantees or capital contributions made in the ordinary course of business not to exceed $5,000,000;

(vi)          amend, supplement, replace, refinance, terminate or otherwise modify the Credit Agreement;

(vii)         declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock, other than (i) the regular quarterly dividend of $0.325 per Company Share declared on November 19, 2015 and payable on February 16, 2016 or (ii)

dividends or other distributions paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to its parent;

(viii)        adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than in connection with the payment of the exercise price or withholding Taxes with respect to any award granted under the Company Stock Plans in accordance with the terms of the applicable plan;

(ix)          (A) incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, except for (1) debt incurred pursuant to the Credit Agreement in the ordinary course of business consistent with past practice, and in no event in excess of $25,000,000; provided, however, that from and after March 1, 2016 the aggregate amount of indebtedness outstanding under the Credit Agreement shall not exceed $10,000,000 more than the amount of indebtedness outstanding under the Credit Agreement as of the date of this Agreement, (2) any indebtedness among the Company and its Subsidiaries and (3) in connection with refinancings of existing indebtedness for borrowed money at the stated maturity of such indebtedness in accordance with the terms of the instruments or agreements governing such indebtedness for borrowed money, or (B) redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such indebtedness, debt securities or warrants or other rights, other than any indebtedness among the Company and its Subsidiaries;

(x)           make or authorize any capital expenditures in excess of the amount reflected in the Company’s capital expenditure budget attached to Section 5.01(x) of the Company Disclosure Letter;

(xi)          make any material change to its methods of accounting for financial accounting purposes in effect at September 26, 2015, except (A) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (B) as required by a change in applicable Law or (C) in accordance with the bona fide advice of the Company’s independent auditors;

(xii)         release, assign, compromise, discharge, waive, settle or satisfy any Legal Proceeding (other than any Legal Proceeding relating to this Agreement or the Merger) for an amount not covered by insurance in excess of $500,000 individually or $2,500,000 in the aggregate or providing for any relief other than monetary relief (except for confidentiality, non-disparagement, releases, agreements not to sue and other similar provisions in a settlement agreement);

(xiii)        (A) terminate, modify or amend in any respect materially adverse to the Company or any of its Subsidiaries any Material Contract other than the expiration or renewal of any Material Contract in accordance with its terms, or enter into any contract, agreement, or arrangement that would have been a Material Contract if entered into prior to the date hereof, (B) except in the ordinary course consistent with past practice, waive in any material respect any term of, or waive any material default under any Material Contract, or (C) enter into any contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of the Merger, or the other transactions contemplated herein (including in combination with any other event or circumstance);

(xiv)        other than in the ordinary course of business or to the extent required by Law, make any material Tax election, amend any Tax Return so as to affect a material amount of Taxes, settle or finally resolve any controversy with respect to a material amount of Taxes or change any material method of Tax accounting;

(xv)         (A) with regard to Company Intellectual Property Rights, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property Rights, other than in the ordinary course of business; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Liens) on or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except, with respect to the foregoing clause (B), (x) in connection with sales of Company Products or dispositions of inventory in the ordinary course of business (y) sales or other dispositions of obsolete assets or (z) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $2,500,000 in any transaction or series of related transactions or $5,000,000 in the aggregate (inclusive of any sales or dispositions made pursuant to clauses (x) or (y) of this paragraph);

(xvi)        terminate any executive officers other than for cause or hire any new executive officers unless such hiring is in the ordinary course of business consistent with past practice that are subject to arrangements that are terminable at-will and do not provide for severance, retention or change in control payments or benefits;

(xvii)       adopt, enter into, amend, terminate or extend any Collective Bargaining Agreement;

(xviii)      except as required pursuant to a Company Benefit Plan, as otherwise required by applicable Law or as expressly permitted by another provision of this Agreement, (A) grant or provide any severance, retention, change in control or termination payments or benefits to any director, officer or, other than in the ordinary course of business consistent with past practice, non-officer employees of the Company or any of its Subsidiaries, (B) increase the compensation or benefits of, pay any bonus to, or make any new equity awards to, any director, officer or employee of the Company or any of its Subsidiaries, other than annual merit, promotion-related and market adjustments of base salaries not to exceed 3% in the aggregate, and payouts under the Company’s annual cash bonus plan for fiscal year 2015, in each case in the ordinary course of business consistent with past practice, (C) establish, adopt, amend or terminate any Company Benefit Plan or any arrangement that would be a Company Benefit Plan if in effect as of the date hereof other than in the ordinary course of business consistent with past practice, or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (F) forgive any loans to directors, officers or key employees of the Company or any of its Subsidiaries;

(xix)        unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries;

(xx)         fail to use commercially reasonable efforts to maintain in full force and effect insurance policies of the Company and its properties, businesses, assets and operations in a form and amount consistent with past practice in all material respects;

(xxi)        sell, divest, transfer or place any Lien (other than any Permitted Lien) on any material Owned Real Property;

(xxii)       enter into any new line of business not contemplated by the management presentations made by the Company to Parent prior to the date of this Agreement;

(xxiii)      adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring with respect to the Company;

(xxiv)     knowingly take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that this clause “(xxiv)” shall not prohibit any action permitted under Section 5.02 or any other provision of this Agreement;  or

(xxv)      announce an intention to enter into, authorize or enter into, or permit any of its Subsidiaries to authorize or enter into, any written agreement or otherwise make any commitment to do any of the foregoing.

(b)           Nothing contained herein shall give to Parent or Acquisition Sub directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of Parent if the Company reasonably believes that doing so would violate applicable Law.

Section 5.02.         No Solicitation.

(a)           Except as otherwise provided for in this Agreement, the Company agrees that it and its Subsidiaries shall, and the Company shall direct its directors, officers, employees and controlled affiliates and investment bankers, attorneys, accountants and other agents or representatives (collectively, “Representatives”) that have been retained by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, to immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, and the Company agrees that it and its Subsidiaries shall not, directly or indirectly (including action by Representatives taken on the Company’s behalf): (i) solicit, initiate, facilitate or knowingly encourage any Acquisition Proposal; (ii) participate in any negotiations regarding, or furnish to any third Person any nonpublic information with respect to, any Acquisition Proposal; (iii) engage in discussions with any third Person with respect to any Acquisition Proposal; (iv) enter into any letter of intent or similar document, or any agreement or commitment, providing for any Acquisition Proposal; (v) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any Person other than Parent and its Affiliates or to any transactions constituting or contemplated by an Acquisition Proposal; or (vi) adopt resolutions to do any of the foregoing or agree to do any of the foregoing.  The Company shall as soon as reasonably practicable after the date hereof instruct each Person that has within the two years prior to the date hereof executed a confidentiality agreement (other than the Confidentiality Agreement) relating to an Acquisition Proposal or potential Acquisition Proposal with or for the benefit of the Company promptly to return to the Company or destroy all confidential  information, documents, and materials relating to the Acquisition Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement with such Person.

(b)           Notwithstanding the limitations set forth in Section 5.02(a), if after the date of this Agreement but prior to the receipt of the Requisite Stockholder Approval, the Company receives a bona fide Acquisition Proposal that did not result from a material breach of Section 5.02(a) which the Company Board determines in good faith, after consultation with the Company’s outside counsel and financial advisors, constitutes or could reasonably be expected to result in a Superior Proposal, and, after consultation with outside counsel, that the failure to take the actions described in clauses “(i)” and “(ii)” below would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under Delaware Law, then the Company may take the following actions: (i) furnish information to the third party making such Acquisition Proposal (provided, that substantially concurrently the Company makes available such information to Parent to the extent such information is material and was not previously made available to Parent) and (ii) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal, in each case of clauses “(i)” and “(ii)”, if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms no less favorable in the aggregate to the Company than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, however, that the Company shall provide written notice to Parent as soon as reasonably practicable after any such determination by the Company Board and before first taking any of the actions described in clauses “(i)” and “(ii)” above.  From and after the execution of this Agreement, the Company shall notify Parent promptly (but in any event within 24 hours) of the receipt of any Acquisition Proposal, and (A) if it is in writing, deliver to Parent a copy of such Acquisition Proposal and any related draft agreement and other written material received from the Person making such Acquisition Proposal setting forth the terms and conditions of such Acquisition

Proposal or (B) if oral, provide to Parent a summary of the material terms and conditions thereof including the identity of the Person making such Acquisition Proposal.  The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Acquisition Proposal and with respect to any material change to the terms of any such Acquisition Proposal within 24 hours of such material change.

(c)           Neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any rights under, or release any Person (other than Parent and Acquisition Sub) from, any “standstill” or other similar agreement between the Company or any of its Subsidiaries, on the one hand, and such Person, on the other; provided, that if the Company Board determines in good faith, after consultation with outside counsel, that it would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law not to do so, the Company may waive any standstill or similar provisions in such agreements to the extent necessary to permit a Person to make, on a confidential basis to the Company Board, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent and Acquisition Sub, in each case as contemplated by and subject to compliance with this Section 5.02.

(d)           Subject to Section 5.02(e), neither the Company Board nor any committee thereof shall:  (i) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent or Acquisition Sub, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation; or (ii) approve, endorse or recommend an Acquisition Proposal; (each of clauses “(i)” and “(ii)”, a “Company Board Recommendation Change”); provided, further, that a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Board Recommendation Change or a Triggering Event.  At any time following the making by any Person of a public Acquisition Proposal, Parent may submit one time a written request to the Company Board that the Company Board publicly reconfirm the Company Board Recommendation within five (5) Business Days after receipt of such a request; provided, however, that each public Acquisition Proposal and any publicly disclosed change to the material terms thereof shall renew Parent’s right to request reaffirmation of the Company Board Recommendation.

(e)           Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Requisite Stockholder Approval, the Company Board may: (i) make a Company Board Recommendation Change only in response to (A) the Company receiving an unsolicited, bona fide written Acquisition Proposal that constitutes a Superior Proposal and not involving a material breach of Section 5.02(a) of this Agreement or (B) an Intervening Event; or (ii) if the Company has complied in all material respects with Section 5.02, cause the Company to terminate this Agreement and, substantially concurrently with, and as a condition to such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, which proposal did not result from any breach of this Section 5.02, if and only if, in all cases, (x) the Company Board determines in good faith, after consulting with and receiving advice from outside counsel, that (1) the failure to effect a Company Board Recommendation Change or (2) terminate this Agreement and enter into a definitive written agreement providing for a Superior Proposal, in each case, would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law and (y) the Company complies with the provisions of Section 5.02(g) and Section 5.02(h).

(f)            Nothing in this Agreement shall prohibit the Company Board from:  (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; or (ii) making any disclosure to the Company Stockholders that the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under Delaware Law; provided, that this Section 5.02(f) shall not in and of itself be deemed to permit the Company Board to make a Company Board Recommendation Change that would not otherwise be permitted pursuant to Section 5.02(e).

(g)           Subject to Section 5.02(h), (i) no Company Board Recommendation Change may be made in response to a Superior Proposal or Intervening Event and (ii) no termination of this Agreement in accordance with Section 5.02(e) may be made: (A) until the fourth (4th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to, in the case of clause “(i)”, make such Company Board Recommendation Change, or, in the case of clause “(ii)”, terminate this Agreement in accordance with Section 5.02(e) (each, a “Company Board Recommendation Notice”) which notice shall specify (1) in the case of such an action taken in connection with a Superior Proposal, the terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal) or (2) if the basis of the proposed action by the Company Board is an Intervening Event, a reasonably detailed description of the Intervening Event; and (B) unless the Company shall have, (x) during the four (4) Business Day period specified above (and any additional period related to a revision to the Superior Proposal, as provided below), negotiated, and directed the Company’s financial advisors and legal counsel to negotiate, with Parent in good faith (to the extent Parent indicates to the Company that Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement agreed to be made in writing by Parent so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Company Board Recommendation Notice that is related to an Intervening Event, so that the failure to make such Company Board Recommendation Change would no longer be inconsistent with the Company Board’s fiduciary duties under Delaware Law) and no such agreement is reached and (y) substantially concurrently with the termination of this Agreement pursuant to Section 5.02(e), pay the Termination Fee as forth in Section 8.03(b)(i) (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions).

(h)           The parties agree that, in the case of such actions taken in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice and an additional three (3) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall direct the Company’s financial advisors and outside legal counsel to, negotiate with Parent in good faith (if Parent indicates to the Company that Parent desires to negotiate) the terms of this

Agreement and (ii) the Company shall take into account all changes to the terms of this Agreement agreed to be made in writing by Parent in determining whether such Acquisition Proposal continues to constitute a Superior Proposal.  The Company shall promptly keep Parent informed of all material developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional material written materials received that relate to such Superior Proposal).

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.01.         Reasonable Best Efforts to Complete.  Upon the terms and subject to the conditions set forth in this Agreement, including Section 6.02, each of Parent, Acquisition Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement,  including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger.  In furtherance thereof, the Company shall, if requested, use commercially reasonable efforts to obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement.  In addition to the foregoing, neither Parent or Acquisition Sub, on the one hand, nor, except for actions taken in accordance with Section 5.02, the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.  Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments) to obtain the consent, waiver or approval of any Person under any Contract.

Section 6.02.         Antitrust Filings.

(a)           Subject to the terms and conditions of this Agreement, each of Parent, Acquisition Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and make effective all transactions contemplated by this Agreement, as soon as practicable after the date hereof, including preparing and filing, in consultation with the other parties and as promptly as advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including those set forth in Section 3.04 of the Company Disclosure Letter).

(b)           Each of Parent and Acquisition Sub, on the one hand, and the Company, on the other hand, shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement (unless otherwise agreed by the parties).  Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings and (iii) supply any additional information that reasonably may be required or requested by the FTC or the DOJ.

(c)           Each of Parent and Acquisition Sub, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.  If any party hereto shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and advisable and after consultation with the other party, an appropriate response in compliance with such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all in-person meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii)  cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (iv) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (v) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger and (vi) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in clauses Section 7.01(b) and Section 7.01(c); provided, that in the event the parties to this Agreement disagree, in good faith, despite good faith cooperation and consultation of the parties as required herein, on any strategy related to Antitrust Law (including whether to take any action required hereby), Parent shall, subject to and without limiting Parent’s obligations under this Section 6.02, be permitted to implement a strategy which it has previously discussed and consulted with and as to which it has taken the Company’s views into account in good faith and which it has developed, implemented and pursued with a view to obtaining any necessary clearances under Antitrust Law as promptly as reasonably practicable (and in any event by the Termination Date).  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information and may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries, (ii) as necessary to comply with contractual arrangements or applicable Laws and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d)           Each of Parent, Acquisition Sub and the Company shall cooperate with one another in good faith to: (i) promptly determine whether any filings not contemplated by this Section 6.02 are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by this Section 6.02 are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(e)           In furtherance and not in limitation of the covenants of the parties contained in this Section 6.02, Parent shall take, and cause its Affiliates to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals under applicable Antitrust Law (collectively, “Antitrust Clearances”), including accepting operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of, such assets or businesses of Parent, Acquisition Sub, the Company, the Surviving Corporation or any of their respective Affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of such Governmental Authority) as may be required to obtain such Antitrust Clearances or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders under any Antitrust Laws that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 6.03.         Proxy Statement.

(a)           As promptly as practicable following the date of this Agreement (and in any event no later than thirteen (13) Business Days (subject to a five (5) Business Day cure period) after the date of this Agreement or such later date to which Parent consents (such consent not to be unreasonably withheld, conditioned or delayed)), the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.02(e), include the Company Board Recommendation, and the Company and Parent shall use all reasonable efforts to respond as promptly as practicable to any comments by the SEC staff in respect of the Proxy Statement and use reasonable efforts to cause the definitive Proxy Statement and notice of the Company Stockholder Meeting to be disseminated to the Company Stockholders as promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement.  Parent and Acquisition Sub shall cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information reasonably requested by the Company that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement, or as otherwise required by Law or requested by the SEC.  The Company shall promptly notify Parent’s counsel upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent’s counsel with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to Proxy Statement. The Company shall provide Parent a reasonable opportunity to review and propose comments on the Proxy Statement (and any amendments or supplements thereto) or any responses to the SEC and shall in good faith consider such comments reasonably proposed by Parent for inclusion therein.  The Company shall cause the Proxy Statement to be disseminated to the Company Stockholders as of the record date established for the Company Meeting as promptly as practicable, and in no event more than five (5) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement or as otherwise agreed to by Parent.

(b)           The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of the Company Stockholder Meeting.  In addition, the Company shall as soon as practicable after the definitive Proxy Statement is first disseminated to the Company Stockholders, convene and hold the Company Stockholder Meeting for the purpose of obtaining the Requisite Stockholder Approval; provided, that the Company Stockholder Meeting shall be held no later than forty (40) days after the definitive Proxy Statement is first disseminated to the Company Stockholders (unless adjourned in accordance with the terms of this Section 6.03(b)).  Subject to Section 5.02(e), the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to obtain from the Company Stockholders the Requisite Stockholder Approval at the Company Stockholder Meeting or any adjournment or postponement thereof.  Unless this Agreement has been terminated pursuant to Article VIII, the Company’s obligation to call, give notice of, convene and hold the Company Stockholder Meeting in accordance with the foregoing sentence of this Section 6.03(b) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal to the Company, the Company Board, its Representatives or the Company Stockholders, or by any Company Board Recommendation Change, and the Company shall not submit to the vote of the Company Stockholders any Acquisition Proposal other than the Merger. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting except that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting, after consultation with Parent, (A) if the failure to adjourn or postpone the Company Stockholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Proxy Statement, (B) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (C) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Laws or for the Company to comply with its obligations under Section 5.02(g) or Section 5.02(h); provided, however, that in the event that there are insufficient votes to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting, the Company may, and upon Parent’s request, the Company shall postpone or adjourn the Company Stockholders Meeting up to two (2) times for up to thirty (30) days to the extent permitted by applicable Law.

Section 6.04.         Public Statements and Disclosure.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. None of the Company, on the one hand, or Parent and Acquisition Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow, to the extent practicable and permissible pursuant to applicable Law, the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 6.04 shall not apply to (a) any release or announcement made or proposed to be made following a Company Board Recommendation Change or with respect to an Acquisition Proposal or (b) any release or announcement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent such disclosure is still accurate.

Section 6.05.         Anti-Takeover Laws.  In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Acquisition Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

Section 6.06.         Access; Confidentiality.

(a)           At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, and subject to the other restrictions in this Section 6.06, upon reasonable notice, to the properties, books and records and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any Contract or applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iii) such access would violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality obligations to any third party; or (iv) result in a competitor of the Company or any of its Subsidiaries receiving information that is competitively sensitive; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 6.06 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Acquisition Sub hereunder.  In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the foregoing restrictions, including by providing such information in redacted form as necessary to preserve such a privilege or comply with such Law or otherwise make appropriate substitute disclosure arrangements, to the extent possible.  Any investigation conducted pursuant to the access contemplated by this Section 6.06 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.  Nothing in this Section 6.06 or elsewhere in this Agreement shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.  Notwithstanding anything to the contrary in this Agreement, from the date of this Agreement to the Effective Time, none of Parent or any of its financial advisors, business consultants, legal counsel, accountants or other agents and representatives shall, without the prior written consent of the Company, conduct any environmental investigation at any Owned Real Property or Leased Real Property involving any sampling or other intrusive investigation of air, surface water, groundwater, or soil at or in connection with any Owned Real Property or Leased Real Property.

(b)           The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.06. Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, Parent shall hold, and shall cause its Representatives to hold, all information received from the Company, its Subsidiaries or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

Section 6.07.         Section 16(b) Exemption.  The Company shall be permitted to take all actions reasonably necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08.         Directors’ and Officers’ Indemnification and Insurance.

(a)           All rights to indemnification by the Company or any of its Subsidiaries existing in favor of those Persons who are present or former directors and officers of the

Company or any of its Subsidiaries and each fiduciary under benefit plans of the Company or any of its Subsidiaries (the “Indemnified Parties”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company or any of its Subsidiaries (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Parties (as in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and the Surviving Corporation shall cause them to be observed by the Surviving Corporation and its Subsidiaries to the fullest extent permitted under Delaware Law.  In furtherance of the foregoing, for not less than six (6) years from and after the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation and the certificate of incorporation and by-laws (or other similar documents) of each of the Company’s Subsidiaries shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the certificate of incorporation and bylaws of the Company or the equivalent organizational documents of any Subsidiary of the Company. From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each Indemnified Party against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such Person is or was a director, officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such Person’s rights under this Section 6.08; provided, that (x) none of Parent or the Surviving Corporation shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of Parent or the Surviving Corporation shall be obligated under this Section 6.08(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly, and in any event within thirty (30) days, after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the Person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law).

(b)           The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Company to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period from the Effective Time through and including the date six (6) years after the Closing Date (a “Tail Policy”) with respect to claims arising from facts or events that occurred on or before the Effective Time, and which Tail Policy shall contain coverage and amounts equivalent to and in any event at least as favorable to the Indemnified Parties as the coverage currently provided by Company’s current directors’ and officers’ liability insurance policies (in the aggregate); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend, for the entire Tail Policy, in excess of three (3) times the annual premium currently paid by the Company for such insurance; and, provided, further that, if the premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) the directors’ and officers’ liability insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are equivalent to and in any event at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable directors’ and officers’ liability insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are equivalent to and in any event at least as favorable as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to pay annual premiums in the aggregate more than an amount equal to 300% of the current annual premium paid by the Company for such directors’ and officers’ liability insurance.

(c)           If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.08.

(d)           The provisions of this Section 6.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs. This Section 6.08 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

(e)           The rights of the Indemnified Parties under this Section 6.08 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

Section 6.09.         Employee Matters.

(a)           During the one (1) year period following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and any Subsidiary who continues to be employed by the Surviving Corporation or any Subsidiary thereof following the Effective Time (the “Continuing Employees”) with (i) base wages or salary, (ii) annual cash bonus opportunities (as a percentage of base salary), (iii) level of severance benefits and (iv) all other employee benefits (except for retention benefits) that with respect to “(i)”, “(ii)”, “(iii)” and “(iv)” are at least substantially comparable in the aggregate to that provided to Continuing Employees immediately prior to the Closing Date, and taking into account the target value of annual equity incentive awards granted to Continuing Employees prior to the Closing Date in determining such substantially comparable compensation and benefits (whether or not provided as equity awards). For purposes of clause (ii) of this Section 6.09(a), the severance benefits that are available to Continuing Employees immediately prior to the Closing Date shall be determined under the terms of the applicable severance plan, policy, agreement or guidelines maintained by the Company at such time and as otherwise listed as Company Benefit Plans on Section 3.17(a) of the Company Disclosure Letter.

(b)           For purposes of vesting, eligibility to participate and determination of the level of benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with or recognized by the Company and its Subsidiaries before the Effective Time to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans that are health and welfare plans to the extent coverage under such New Plan is analogous to a Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing health benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the extent such conditions would have been waived under the Old Plans in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)           Without limiting the generality of Section 6.09(a), Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, in accordance with its terms, each Company Benefit Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control, a change in control or corporate transaction, as the case may be, for all purposes under any plan, agreement or arrangement set forth in Section 3.17(a) of the Company Disclosure Schedule.

(d)           Nothing in this Section 6.09 shall (i) create any right in any Continuing Employee to continued employment by Parent, the Surviving Corporation, or any Subsidiary thereof or (ii) require Parent, the Surviving Corporation, or any Subsidiary thereof to continue any Company Benefit Plan or prevent the amendment, modification or termination of any Company Benefit Plan after the Effective Time. Nothing in this Section 6.09 or elsewhere in this Agreement shall be construed as an amendment to any benefit plan of the Company, the Surviving Corporation or any respective affiliate.

Section 6.10.         Financing.

(a)           Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein, (ii) to satisfy all conditions applicable to Parent and/or Acquisition Sub in such definitive agreements that are within their control and (iii) subject to Section 6.10(b), prepare any pro forma financial statements and other financial information (other than the Required Information) necessary for the preparation of a customary confidential information memorandum for senior secured term loan financings, including all historical audited and unaudited financial information (including pro forma financial information) or financial information otherwise reasonably requested by the Financing Sources.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on comparable or more favorable terms to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent shall give the Company prompt written notice of any material breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without first consulting with the Company or, if such amendment would or would be reasonably expected to materially delay Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent (not to be unreasonably withheld or delayed). For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, Parent and Acquisition Sub shall continue to be obligated to consummate the Merger on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02 of this Agreement and to Parent’s rights under Section 8.01, regardless of whether Parent and Acquisition Sub have complied with all of their other obligations under this Agreement (including their obligations under this Section 6.10).

(b)           On or prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Acquisition Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to direct its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Debt Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing” it being understood that for purposes of this Section 6.10, for the avoidance of doubt, Available Financing shall include any offering of debt securities or incurrence of loans) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries (it being understood and agreed that the actions enumerated in the immediate succeeding sentence are customary in connection with the arrangement of the Available Financing); provided, further, that neither the Company nor any of its Subsidiaries shall be required to commit to enter into any definitive agreement related to any proposed Debt Financing that is not contingent upon the Closing or that would be effective at or prior to the Effective Time and neither the Company Board nor any of the boards of directors of the Company’s Subsidiaries (or equivalent bodies) shall be required to approve any Debt Financing or agreements related thereto at or prior to the Effective Time.  Such cooperation shall include, but not be limited to, using reasonable best efforts to, and subject to Section 6.10(a):

(i)            furnish, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information, regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to obtain the Available Financing and with such other information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) as is customary for the arrangement or marketing of the Available Financing to assist in preparation of customary offering or information documents or rating agency or lender presentations relating to the Available Financing;

(ii)           furnish all financial statements and other financial data and financial information of the Company and its Subsidiaries for completed fiscal periods reasonably requested by Parent, other than, for the avoidance of doubt, pro forma financial information (the information, financial statements, and other financial data and financial information referred to in clause “(i)” and “(ii)” above shall mean the “Required Information”);

(iii)          assist Parent in connection with Parent’s preparation of pro forma financial statements or reports;

(iv)          participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations and sessions with rating agencies in connection with the Available Financing;

(v)           assist with the preparation of materials for rating agency presentations, bank information memoranda, and similar documents required in connection with the Available Financing;

(vi)          obtain surveys and title insurance, legal opinions and insurance certificates (including customary endorsements) reasonably requested by Parent;

(vii)         take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time;

(viii)        execute and deliver any customary pledge and security documents (subject to occurrence of the Effective Time), closing certificates and documents as may be reasonably requested by Parent (including delivery of a solvency certificate of the chief financial officer of the Company in the form contemplated by the Debt Commitment Letter (as in effect on the date hereof));

(ix)          direct accountants to consent to the use of their reports in any material relating to the Available Financing;

(x)           assist in (A) the negotiation, preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements and/or (B) the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the occurrence of the Effective Time;

(xi)          provide customary authorization letters with respect to the Required Information;

(xii)         arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by this Agreement to be paid off, discharged and terminated on the Closing Date:

(xiii)        assisting Parent in obtaining corporate and facilities ratings for the Debt Financing; and

(xiv)        as soon as practicable, furnish written notice to Parent and Acquisition Sub if the Company shall have Knowledge of (A) any facts as a result of which a restatement of any financial statements for such financial statements to comply with GAAP is probable or (B) that the Required Information ceases to be Compliant; and

(xv)         provide, at least four (4) Business Days prior to the Closing Date, all documentation and other information with respect to the Company and its Subsidiaries that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, and requested by Parent at least nine (9) Business Days prior to the Closing Date;

provided, however, that, no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the occurrence of the Effective Time, and, none of the Company or any of its Subsidiaries or Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time.

(c)           Each of Parent and Acquisition Sub acknowledges and agrees that (i) the consummation of the Merger shall not be conditioned on the obtaining of (or the failure to obtain) the Debt Financing and, (ii) prior to any termination of this Agreement pursuant to Section 8.01, they shall continue to be obligated to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing, subject to the requirements of Section 2.03 and the conditions set forth in Section 7.01 and Section 7.02.

(d)           None of the Company or any of its Subsidiaries shall be required to provide any indemnity in connection with any Debt Financing or any of the foregoing prior to the Effective Time.  The Company will be in compliance in all material respects with the condition set forth in Section 7.02(b) as it relates to Section 6.10, unless (i) the Company has breached its obligations under this Section 6.10 in any material respect, (ii) Parent has provided to the Company written notice of such breach and (iii) and the Company fails to cure such breach by the earlier of eight (8) Business Days after such notice is provided or the Termination Date. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation under this Section 6.10. Except as a result of gross negligence, fraud or willful misconduct by the Company, its Subsidiaries or, to the extent acting on their behalf, their respective Representatives, Parent shall indemnify and hold harmless the Company, the its Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Debt Financing (including any action taken in accordance with this Section 6.10) and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries).

(e)           The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.10 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries, except to the extent such losses, damages, claims, costs or expenses arise out of or result from (i) information provided by or on behalf of the Company, its Subsidiaries or their respective Representatives and/or (ii) gross negligence, fraud or willful misconduct by the

Company, its Subsidiaries or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

Section 6.11.         Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent to, and Parent shall take such actions reasonably required to, cause the Company Shares to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01.         Conditions.  The respective obligations of Parent, Acquisition Sub and the Company to consummate the Merger shall be subject to the satisfaction (or mutual waiver by each of Parent and the Company where permissible under applicable Law) prior to the Effective Time, of each of the following conditions:

(a)           Requisite Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Stockholder Approval.

(b)           No Order; Illegality. (i) No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement and (ii) no Governmental Authority shall have instituted any Legal Proceeding (which remains pending) before any United States court or other Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement.

(c)           Regulatory Authorizations.  Any applicable waiting period (or any extension thereof) under the HSR Act and Competition Act (Canada) shall have expired or been terminated.

Section 7.02.         Additional Conditions to the Obligations of Parent and Acquisition Sub.  The obligations of Parent and Acquisition Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           Accuracy of Representations.

(i)            Each of the representations and warranties of the Company contained in this Agreement, other than the representations and warranties contained in Section 3.02 (Authority), Section 3.03 (Requisite Stockholder Approval), Section 3.06(a), the first sentence of Section 3.06(b) and Section 3.06(c) (Company Capitalization), Section 3.11(a) (No Company Material Adverse Effect), Section 3.25 (Brokers), Section 3.26 (Opinions of Financial Advisors) and Section 3.27 (State Anti-Takeover Statutes) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty that, by its terms, addresses matters only as of a specific earlier date, which representation and warranty shall have been accurate in all respects as of such earlier date), except where the failure of such representations and warranties to be accurate would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications (including any Company Material Adverse Effect qualification) limiting the scope of such representations and warranties shall be disregarded.

(ii)           Each of the representations and warranties contained in Section 3.02 (Authority), Section 3.03 (Requisite Stockholder Approval), Section 3.06(c) (Company Capitalization), Section 3.25 (Brokers), Section 3.26 (Opinions of Financial Advisors) and Section 3.27 (State Anti-Takeover Statutes) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty that, by its terms, addresses matters only as of a specific earlier date, which representation and warranty shall have been accurate in all material respects as of such earlier date); provided, however, that, for purposes of determining the accuracy of such representations and warranties all materiality qualifications (including any Company Material Adverse Effect qualification) limiting the scope of such representations and warranties shall be disregarded.

(iii)          The representation and warranty contained in Section 3.11(a) (No Company Material Adverse Effect) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty that, by its terms, addresses matters only as of a specific earlier date, which representation and warranty shall have been accurate in all respects as of such earlier date).

(iv)          Each of the representations and warranties contained in Section 3.06(a) and the first sentence of Section 3.06(b) (Company Capitalization) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty that, by its terms, addresses matters only as of a specific earlier date, which representation and warranty shall have been accurate in all respects as of such earlier date), in each case except for any failures to be so true and correct that, individually and in the aggregate are de minimis.

(b)           Performance of Covenants.  Each covenant or agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d)           Certificate.  Parent shall have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(a),” “(b)” and “(c)” of this Section 7.02 have been duly satisfied.

Section 7.03.         Additional Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Accuracy of Representations.  Each of the representations and warranties of Parent and Acquisition Sub set forth in this Agreement shall have been true and accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty that, by its terms, addresses matters only as of a specific earlier date, which representation and warranty shall have been accurate in all respects as of such earlier date), except where the failure of such representations and warranties to be accurate would not, individually or in the aggregate, reasonably be expected to prevent or have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated by this Agreement; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications (including any material adverse effect qualification) shall be disregarded.

(b)           Performance of Covenants.  Each covenant or agreement that Parent and Acquisition Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Certificate.  The Company shall have received a certificate executed by an executive officer of Parent confirming that the conditions set forth in clauses “(a)” and “(b)” of this Section 7.03 have been duly satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01.         Termination Prior to the Effective Time.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Stockholder Approval (except as otherwise expressly noted):

(a)           by either Parent or the Company:

(i)            by mutual written agreement of Parent and the Company;

(ii)           in the event that the Merger shall not have been consummated on or before June 30, 2016; provided, however, that if all of the conditions to Closing, other than the condition set forth in Section 7.01(c), shall have been satisfied or shall be capable of being satisfied at such time, the Termination Date may be extended by either the Company or Parent from time to time by written notice to the other party up to a date not beyond September 30, 2016, the latest of any of which dates shall thereafter be deemed to be the “Termination Date”; provided, further, however, that the right to terminate this Agreement pursuant to this Section 8.01(a)(ii) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to have been consummated on or before the Termination Date;

(iii)          in the event that the Company Stockholder Meeting (including any adjournments or postponements thereof, subject to Section 6.03(b)) shall have been held and been concluded and the Requisite Stockholder Approval shall not have been obtained; or

(iv)          any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, that the right to terminate this Agreement under this Section 8.01(a)(iv) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Order in accordance with Section 6.01.

(b)           by the Company:

(i)            in the event that (A) the Company is not then in material breach of this Agreement and (B) Parent and/or Acquisition Sub shall have breached or otherwise violated any of their respective covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of Parent and Acquisition Sub set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.03 and (2) cannot be cured by the Termination Date or, if curable before the Termination Date, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(b) and the basis for such termination; or

(ii)           in accordance with Section 5.02(e)(ii).

(c)           by Parent:

(i)            in the event that (A) Parent and Acquisition Sub are not then in material breach of this Agreement and (B) the Company shall have breached or otherwise violated any of its covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.02 and (2) cannot be cured by the Termination Date or, if curable before the Termination Date, is not cured within thirty (30) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i) and the basis for such termination; or

(ii)           at any time prior to the adoption of this Agreement by the Requisite Stockholder Approval, if a Triggering Event shall have occurred.

Section 8.02.         Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 8.01 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the Guaranty referred to in Section 9.14 and the terms of Section 6.04, Section 6.06(b), the last sentence of

Section 6.10(d), this Section 8.02, Section 8.03 and Article IX, each of which shall survive the termination of this Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby) resulting from such party’s fraud or any willful and material breach of any of the representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all remedies available at Law or in equity.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 8.03.         Fees and Expenses.

(a)           General.  Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated. In the event that this Agreement is terminated by Parent pursuant to Section 8.01(c)(i), then the Company shall pay to Parent up to $25,000,000 of the Expenses of Parent and Acquisition Sub.  As used herein, “Expenses” means all out-of-pocket expenses and fees (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other Persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Merger and the other transactions contemplated by this Agreement) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the filing of any required notices under applicable Antitrust Laws or other regulations and all other matters related to the Merger and the other transactions contemplated by this Agreement.

(b)           Company Payments.  Subject to Section 8.03(c):

(i)            The Company shall pay $475,000,000 to Parent (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, (A) within two (2) Business Days after demand by Parent, in the event that this Agreement has been terminated by Parent pursuant to Section 8.01(c)(ii), or (B) substantially concurrently with the termination of this Agreement by the Company pursuant to Section 8.01(b)(ii) and as a condition to the effectiveness of such termination (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions).

(ii)           The Company shall pay the Termination Fee to Parent, net of any expenses reimbursement previously paid by the Company to Parent pursuant to Section 8.03(a), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that (A) this Agreement has been terminated (1) by Parent or the Company pursuant to Section 8.01(a)(ii), (2) by Parent or the Company pursuant to Section 8.01(a)(iii) or (3) by Parent pursuant to Section 8.01(c)(i); (B) following the execution and delivery of this Agreement and prior to such termination, a Competing Acquisition Transaction shall have been publicly announced or shall have become publicly disclosed; and (C) within twelve (12) months following such termination (the “Tail Period”), the Company has entered into a definitive agreement with respect to any Competing Acquisition Transaction or any Competing Acquisition Transaction has been consummated.  For purposes of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” shall be deemed to be references to “more than fifty percent (50%).”

(iii)          In the event that Parent or its designee shall receive full payment pursuant to this Section 8.03(b), together with reimbursement of any applicable Expenses pursuant to Section 8.03(a), the receipt of the applicable Termination Fee and Expense (if applicable) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Acquisition Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Acquisition Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.03(b) shall limit the rights of Parent and Acquisition Sub under Section 9.08.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)           Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement but subject to Section 9.08 and the proviso to this sentence, Parent’s right to receive payment from the Company of (i) Expenses pursuant to Section 8.03(a) and/or (ii) the applicable Termination Fee pursuant to Section 8.03(b) shall be the sole and exclusive remedy of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, however, that the Company shall not be relieved or released from any liabilities or damages arising out of fraud or its willful and material breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by the Company pursuant to the foregoing proviso shall be reduced by the amount of any Expenses and Termination Fee previously paid to Parent pursuant to this Section 8.03.

Section 8.04.         Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Acquisition Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the

Company Stockholders in accordance with the DGCL, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under Delaware Law without such approval. Notwithstanding anything to the contrary contained herein, Section 8.03(c), this Section 8.04, Section 9.08, Section 9.09, Section 9.10 and Section 9.13 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified in a manner that impacts or is adverse in any respect to any Financing Source without the prior written consent of such Financing Source party to the Debt Commitment Letter.

Section 8.05.         Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein.  Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01.         Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company, Parent and Acquisition Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 9.02.         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)           if to Guarantor, Parent or Acquisition Sub, to:

Acorn Holdings B.V.
2200 Pennsylvania Avenue NW
Washington, DC 20037
Attention:	Joachim Creus
Fax:	(202) 507-5601

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:	Michael J. Aiello
Matthew J. Gilroy
Fax:	(212) 310-8007

if to the Company, to:

Keurig Green Mountain, Inc.
53 South Avenue
Burlington, MA 01803
Attention:	Michael J. Degnan
Fax:	(802) 264-1971

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention:	Thomas A. Cole
Beth E. Flaming
Fax No.:	312-853-7036

Section 9.03.         Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent and Acquisition Sub may assign, in its sole discretion, any of or all its respective rights, interests and obligations under this Agreement to any Affiliates, but no such assignment shall relieve Parent, Acquisition Sub or Guarantor of any of their obligations hereunder; provided, if such assignment would or would be reasonably expected to materially delay Parent’s ability to consummate the transactions contemplated by this Agreement, Parent must obtain the Company’s prior written consent (not to be unreasonably withheld or delayed).  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 9.04.         Confidentiality.  Parent, Acquisition Sub and the Company hereby acknowledge that JAB Holding Company S.à r.l. and the Company have previously executed a Confidentiality Agreement, made as of November 23, 2015 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 9.05.                          Entire Agreement.

(a)                                 This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

(b)                                 EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, ACQUISITION SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 9.06.                          Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (i) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of Company Shares (other than Cancelled Company Shares), Company Options, Company Restricted Stock Units, Company PSU Awards and Company Deferred Cash Awards immediately prior to the Effective Time) and Section 6.08 (which shall be for the benefit of the Indemnified Parties and their heirs), (ii) the rights of the Financing Sources of the Debt Financing set forth in Section 9.09(c); provided, however, that the Financing Sources are hereby made express third-party beneficiaries of this Section 9.06, Section 9.08, Section 9.09(a), Section 9.09(c), Section 9.10 and Section 9.13(b).

Section 9.07.                          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.08.                          Specific Performance.

(a)                                 The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (in the courts described in Section 9.09(a)) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.03 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.  Each of the parties agrees that, (x) the seeking of remedies pursuant to this Section 9.08 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.08 are not available or otherwise are not granted, (y) nothing set forth in this Agreement shall require a party to institute any Legal Proceeding for (or limit a party’s right to institute any Legal Proceeding for) specific performance under this Section 9.08 prior, or as a condition, to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding seeking remedies pursuant to this Section 9.08 or anything set forth in this Section 9.08 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available then or thereafter and (z) no party shall require the other to post any bond or other security as a condition to institute any Legal Proceeding for specific performance under this Section 9.08. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other party has an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.09.                          Governing Law; Jurisdiction.

(a)                                 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)                                 Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.02 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.09 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (iii) irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise any claim (A) that it is not personally subject to the personal jurisdiction of such court or (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); (iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware); (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)                                  Notwithstanding Section 9.09(b), each of the parties hereto hereby agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the, Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 9.10 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim, (ii) service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 9.09, or in any other manner permitted by applicable Law, shall be effective service of process against them for any such Action brought in any such action, claim, cross-claim or third-party claim, (iii) a final judgment in any such action, claim, cross-claim or third-party claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (iv) any such action, claim, cross-claim or third-party claim shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 9.10.                          WAIVER OF JURY TRIAL.  EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.11.                          Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 9.12.                          Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 9.13.                          Non-Recourse.

(a)                                 No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.13 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

(b)                                 Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its Affiliates that none of the Financing Sources shall have any liability or obligation to the Company or any of their respective Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). This Section 9.13 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of the Company.

Section 9.14.                          Guarantor Obligation.

(a)                                 To induce the Company to enter into this Agreement, the Guarantor hereby irrevocably and unconditionally guarantees, as a primary obligor and not as a surety, to the Company the full and timely payment and performance by Parent and Acquisition Sub of all of Parent’s and Acquisition Sub’s respective covenants, obligations, undertakings and liabilities under this Agreement, including any indemnity obligations hereunder or thereunder (collectively, the “Guaranteed Obligations”). The Guarantor acknowledges that it is receiving benefits in connection with providing this Guaranty pursuant to this Section 9.14 (this “Guaranty”).  The liability of the Guarantor under this Guaranty shall be absolute, unconditional and irrevocable.

(b)                                 The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Guaranty or acceptance of this Guaranty. When pursuing its rights and remedies under this Guaranty against the Guarantor, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent, Acquisition Sub or any other Person with respect to the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent, Acquisition Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent, Acquisition Sub or any such other Person or any right of offset, shall not relieve the Guarantor of any Liability under this Guaranty, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Company.  Furthermore, the Guarantor waives diligence, notice of the acceptance of this Guarantee and of the Guaranteed Obligations, presentment, demand for payment, protest, promptness, obligation to protect, secure or perfect any security interest, notice of non-performance, default, dishonor and protest, all defenses that may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of Parent, Acquisition Sub or any other Person interested in the transactions contemplated by this Agreement, and all suretyship defenses generally (in each case, other than any defense that Parent or Acquisition Sub may have that payment of all applicable Guaranteed Obligations has been made and all other applicable Guaranteed Obligations have been performed and satisfied, in each case in accordance with the terms of this Agreement).

(c)                                  The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Acquisition Sub or any other Person liable with respect to any of the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligations under or in respect of this Agreement, including this Guaranty, or any other agreement in connection therewith, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Acquisition Sub or any other Person liable with respect to any of the Guaranteed Obligations, whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including the right to take or receive from Parent or Acquisition Sub or any other Person liable with respect to any of the Guaranteed Obligations, directly or indirectly, in cash or other property or by set off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been irrevocably paid in full in cash and all other Guaranteed Obligations have been performed and satisfied in accordance with the terms of this Agreement. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be segregated from other property and funds of the Guarantor, and such amount shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, in accordance with the terms of this Agreement, whether matured or unmatured, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising.

(d)                                 The Guarantor shall pay the Company within thirty (30) days of demand by the Company from time to time, the amount of all expenses, including reasonable attorneys’ fees and expenses, paid or incurred by the Company in enforcing any of its rights under this Guaranty against the Guarantor.

(e)                                  The Guarantor has the financial capacity to pay and perform its obligations under this Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Guaranty shall be available to the Guarantor for this Section 9.14.  The obligations of the Guarantor hereunder shall not be discharged other than by complete performance.  Guarantor, the Company, Parent and Acquisition Sub hereby agree that Guarantor is a party to this Agreement solely for purposes of this Section 9.14 and the other provisions of this ARTICLE IX (including Section 9.02 and Section 9.09).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

KEURIG GREEN MOUNTAIN, INC.

By:	/s/ Brian P. Kelley
Name: Brian P. Kelley
Title: President and Chief Executive Officer

[Merger Agreement Signature Page]

ACORN HOLDINGS B.V.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: Managing Director

By:	/s/ Markus Hopmann
Name: Markus Hopmann
Title: Managing Director

MAPLE HOLDINGS ACQUISITION CORP.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: President

By:	/s/ Markus Hopmann
Name: Markus Hopmann
Title: Vice President & Secretary

[Merger Agreement Signature Page]

Solely for purposes of Article IX hereof,

JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: Managing Director

By:	/s/ Markus Hopmann
Name: Markus Hopmann
Title: Managing Director

[Merger Agreement Signature Page]